THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS RELATE TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, BUT ARE NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED APRIL 16, 1999

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 25, 1998)

                                   2,350,000
                       LAKEHEAD PIPE LINE PARTNERS, L. P.
                              Class A Common Units
                                $      per unit

                               ------------------

     Lakehead Pipe Line Partners, L.P. is selling 2,350,000 Class A Common Units with this prospectus supplement and the accompanying prospectus. The underwriters named in this prospectus supplement may purchase up to 352,500 additional Class A Common Units from Lakehead under certain circumstances.

     The Class A Common Units are listed on the New York Stock Exchange under the symbol "LHP." The last reported sale price of the Class A Common Units on the New York Stock Exchange on April 15, 1999, was $45.25 per unit.

                               ------------------

     INVESTING IN THE CLASS A COMMON UNITS INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THE ACCOMPANYING PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                                                              PER UNIT   TOTAL
                                                              --------   -----
Public Offering Price.......................................  $          $
Underwriting Discount.......................................  $          $
Proceeds to Lakehead (before expenses)......................  $          $

     The underwriters are offering the Class A Common Units subject to various conditions. The underwriters expect to deliver the Class A Common Units to
purchasers on or about April   , 1999.

                               ------------------

SALOMON SMITH BARNEY
                     GOLDMAN, SACHS & CO.
                                         PAINEWEBBER INCORPORATED

            , 1999

                                   SYSTEM MAP
                       [MAP DEPICTING THE LAKEHEAD SYSTEM AND
                     ENBRIDGE PIPELINES' PORTION OF THE SYSTEM]

                               TABLE OF CONTENTS

           PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.........   S-3
Use of Proceeds.......................  S-14
Capitalization........................  S-14
Selected Historical Financial and
  Operating Data......................  S-15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................  S-17
Business..............................  S-23
Underwriting..........................  S-28
Validity of Class A Units.............  S-29

                 PROSPECTUS
Who We Are..............................    3
About This Prospectus...................    3
Where You Can Find More Information.....    3
Forward-Looking Statements..............    5
Risk Factors............................    6
Lakehead................................   16
Use of Proceeds.........................   17
Cash Distributions......................   18
Conflicts of Interest and Fiduciary
  Responsibilities......................   24
Tax Considerations......................   29
Investment in Lakehead by Employee
  Benefit Plans.........................   47
Plan of Distribution....................   48
Validity of Class A Units...............   49
Experts.................................   49

                           -------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS WE HAVE INCORPORATED BY REFERENCE. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, AS WELL AS THE INFORMATION WE PREVIOUSLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THAT IS INCORPORATED BY REFERENCE HEREIN, IS ACCURATE AS OF ANY DATE OTHER THAN ITS RESPECTIVE DATE.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you should consider before investing in the Class A Common Units. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the "Risk Factors" section, before making an investment decision.

     As used in this prospectus supplement and the accompanying prospectus, "we," "us," "our" and "Lakehead" mean Lakehead Pipe Line Partners, L.P. and include our subsidiary operating partnership, Lakehead Pipe Line Company, Limited Partnership. Our Class A Common Units represent limited partner interests in Lakehead Pipe Line Partners, L.P. We also have limited partner interests that are represented by Class B Common Units. All of our Class B Units are owned by our general partner. The Class A and Class B Units are referred to in this prospectus supplement as "units."

                                    LAKEHEAD

WHO WE ARE

     We are a publicly traded Delaware limited partnership that owns and operates a regulated crude oil and natural gas liquids pipeline business in the United States. Lakehead Pipe Line Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Canada, serves as our general partner. We and Enbridge are engaged in the transportation of crude oil and other liquid hydrocarbons through the world's longest liquid petroleum pipeline system, which we refer to as the "System." We own the United States portion of the System, which we refer to as the "Lakehead System," and a subsidiary of Enbridge, Enbridge Pipelines Inc., owns the Canadian portion of the System. The System is the primary transporter of crude oil from western Canada to the United States and is the only pipeline system that transports crude oil from western Canada to eastern Canada. The System serves all the major refining centers in the Great Lakes region of the United States, as well as the Province of Ontario, Canada and, through a connecting pipeline, the Patoka/Wood River refinery market and pipeline hub in southern Illinois.

COMPETITIVE ADVANTAGES

     We believe that the System has certain advantages over other transporters of crude oil with which we compete.

     - The System is among the lowest cost transporters of crude oil and natural gas liquids in North America based on costs per barrel mile transported due to its extensive length, large diameter pipe and the use of a number of parallel lines rather than a single line to transport multiple types of crude oil more efficiently.

     - The System supplies western Canadian crude oil to the Midwest U.S., an area that is experiencing rising crude oil demand and declining crude oil production. This area has historically provided producers of western Canadian crude oil with the highest return (that is, sales price less transportation costs) relative to other available U.S. markets.

LONG-TERM PROSPECTS FOR GROWTH IN SUPPLY OF WESTERN CANADIAN CRUDE OIL

     Despite some reduction in Canadian exploration and development drilling due to low oil prices in recent periods, we believe that the long-term prospects for growth in the supply of western Canadian crude oil are substantial.

     - Canada was the eleventh largest producer of crude oil in the world during 1997 and has a substantial oil and gas resource base.

     - In particular, Canada has substantial reserves of non-conventional hydrocarbon resources consisting predominantly of oil sands deposits in the Province of Alberta. Firms involved in the production of heavy and synthetic crude oil from the oil sands region of western Canada have announced or are believed to be designing expansion programs in excess of Cdn. $15 billion. If these projects are completed, they are projected to provide substantial increases in the production of heavy and synthetic crude oil in western Canada early in the next century. We cannot assure you if or when these projects will be pursued or completed. These expansion programs are subject to numerous uncertainties and assumptions, including future prices of oil. These expansion programs are anticipated to support the long-term utilization of the System and the Lakehead and Enbridge expansion projects discussed below under "Our Business Strategy."

HISTORY OF INCREASING CASH DISTRIBUTIONS

     We have increased the quarterly cash distributions that we pay to our unitholders at an annual compounded rate of 6% since our initial public offering in December 1991, with distributions growing from $0.59 per unit in 1992 to $0.86 per unit at the end of 1998. On April 15, 1999, we announced an additional increase in our quarterly cash distribution to $0.875 per unit ($3.50 on an annualized basis), payable on May 14, 1999 to unitholders of record on April 30, 1999.

                             OUR BUSINESS STRATEGY

     The System serves as a strategic link between western Canadian oil fields and the markets of the Midwest U.S. and eastern Canada. In response to market conditions, we plan to maintain the service capability of the Lakehead System and to expand its capacity where appropriate. To the extent allowed under orders of the Federal Energy Regulatory Commission, or by agreement with customers, we anticipate filing for additional tariff increases and surcharges from time to time to reflect these ongoing expansions.

     We have increased deliveries through the Lakehead System by expanding its capacity. Our average daily deliveries have increased from approximately 1,326,000 barrels per day in 1994 to approximately 1,562,000 barrels per day in 1998. While we anticipate that average daily deliveries for 1999 will be approximately 5% below 1998 delivery levels, we believe long-term growth prospects continue to be positive. See "-- Recent Developments -- First Quarter 1999 Results."

SYSTEM EXPANSION PROJECTS PREVIOUSLY COMPLETED

     Major capacity expansion projects previously completed include:

     - 1994 Capacity Expansion Program -- This expansion program increased the delivery capability of the Lakehead System to Superior, Wisconsin by approximately 170,000 barrels per day and to Chicago, Illinois area markets by approximately 145,000 barrels per day. This project was completed in late 1994 at a cost of approximately $130 million and was undertaken in conjunction with a Cdn. $237 million expansion by Enbridge of its portion of the System.

     - 1996 System Expansion Program -- This expansion program provided an additional 120,000 barrels per day of capacity on the Lakehead System from Superior to Chicago area markets (40,000 barrels of which are required to offset the impact of increased heavy crude oil volumes on deliverability). This expansion program, which has increased deliveries to Chicago area markets by approximately 80,000 barrels per day, was completed in December 1996 at a cost of $65 million.

SYSTEM EXPANSION PROJECTS RECENTLY COMPLETED OR UNDER DEVELOPMENT

     Major capacity expansion projects recently completed or currently under development include:

     - System Expansion Program II ("SEP II") -- This expansion program, which began in 1996, was substantially completed during the first quarter of 1999. SEP II

        - was undertaken in response to apportionment of the existing capacity on the System among suppliers of western Canadian crude oil and natural gas liquids

        - is primarily comprised of a new 24-inch diameter, 450-mile long pipeline from Superior to the Chicago area

        - is expected to provide an additional 170,000 barrels per day of delivery capacity on the Lakehead System from Superior to Chicago.

      Capacity constraints on Enbridge's pipeline system in western Canada, however, will initially limit incremental volumes reaching the Lakehead System to approximately 120,000 barrels per day. These capacity constraints are expected to be alleviated upon completion of the initial stage of the first phase of the Terrace expansion program discussed below.

      The cost of SEP II was approximately $450 million. Enbridge spent approximately Cdn. $160 million on a related capacity expansion of its portion of the System.

      The process of filling the new pipeline with crude oil began in December 1998, and deliveries from the new line began in March 1999. Under a tariff agreement with our customers, we have implemented a tariff surcharge that covers the cost of, and provides a return on, the SEP II facilities. See "-- Recent Developments -- Tariff Matters."

     - Terrace Expansion Program ("Terrace") -- This expansion program, which we are undertaking in conjunction with Enbridge, consists of a multi-stage expansion of both the United States and Canadian portions of the System. Subject to continued industry support, customer requirements and receipt of regulatory approvals, we anticipate that this multi-phase expansion program will be completed over the period 1999 through 2005.

      Phase I of the Terrace expansion program will be completed in two stages during 1999 and is expected to provide 170,000 barrels per day of added heavy crude oil capacity from the Canadian border to Superior by September 1999. Of this additional capacity, approximately 95,000 barrels per day should be available in the first half of 1999. Phase I construction commenced in Canada in August 1998 and in the United States in September 1998. We expect Phase I to cost us approximately $138 million for construction of facilities in the United States, and to cost Enbridge Cdn. $610 million for construction of facilities in Canada. Through March 31, 1999, we had spent approximately $127 million on our portion of Terrace.

      Subsequent phases of Terrace depend upon customer requirements and, if completed, are expected to provide up to 350,000 barrels per day of heavy crude oil capacity in addition to the 170,000 barrels per day to be provided by Phase I. Subject to completion of all phases of Terrace, and after allowing for anticipated declines in light crude oil production, total system delivery capability is expected to increase by approximately 350,000 barrels per day.

      Under a tariff agreement with our customers, we have implemented a tariff surcharge in connection with Terrace. See "-- Recent
      Developments -- Tariff Matters."

ENBRIDGE PROJECTS

     Enbridge has also recently completed additional North American crude oil pipeline projects that are related to the System. We believe that, even though these projects will not be owned by us, they are complementary to and will result in increased deliveries on the Lakehead System. These projects include:

     - Mustang Partnership -- In 1996, a U.S. subsidiary of Enbridge entered into a partnership with a subsidiary of Mobil to own and operate the Mustang crude oil pipeline that connects the Lakehead System to the Patoka/Wood River refinery area and pipeline hub south of Chicago. We have entered into a joint tariff agreement with the Mustang partnership that became effective January 1, 1999. The agreement covers shipments of western Canadian crude oil over the Lakehead System and the Mustang pipeline. The joint tariff agreement provides lower transportation costs to shippers desiring access to the Patoka/Wood River market area. Prior to the joint tariff agreement, this market area was not accessible to our customers at competitive tariffs. The joint tariff agreement results in a reduction in the light crude oil tariff for deliveries on the Lakehead System that are destined for the Patoka/Wood River market area. The Mustang pipeline has a capacity of approximately 100,000 barrels per day.

     - Enbridge Toledo -- Enbridge has completed construction of a new pipeline that connects our facilities at Stockbridge, Michigan to two refineries in the Toledo, Ohio area. This pipeline is anticipated to have a capacity in excess of 80,000 barrels per day in heavy crude oil service and became available for service in early February 1999.

     - Enbridge Athabasca (formerly Wild Rose) -- In March 1999, Enbridge completed construction of a new 30-inch diameter pipeline for the delivery of heavy crude oil from the Athabasca oil sands region near Fort McMurray, Alberta, to Hardisty, Alberta. At Hardisty, the Athabasca pipeline accesses other pipeline systems including Enbridge Pipelines' portion of the System in western Canada. This project provides new pipeline capacity to accommodate anticipated growth in production in the Athabasca oil sands region. When fully powered, the Athabasca pipeline is anticipated to have an ultimate capacity of approximately 570,000 barrels per day. Enbridge has entered into a 30-year transportation arrangement with Suncor Energy Inc., the initial shipper on the pipeline.

                              RECENT DEVELOPMENTS

FIRST QUARTER 1999 RESULTS

     On April 15, 1999, we announced financial results for the first quarter of 1999 and an increase in our quarterly cash distribution from $0.86 to $0.875 per unit ($3.50 on an annualized basis). We reported 1999 first quarter net income of $21.7 million, or $0.75 per unit, compared with 1998 first quarter net income of $22.9 million, or $0.80 per unit. Due to changes in working capital, cash from operating activities for the first quarter of 1999 was $29.4 million compared with $41.8 million for the same period last year.

     Operating revenue for the first quarter of 1999 was $74 million, approximately $1 million higher than operating revenue for the first quarter of 1998, as a decline in deliveries was offset primarily by increased tariffs. Total operating expenses for the first quarter decreased $4.1 million, or 9.1%, from the corresponding period last year. The decline resulted from lower power costs associated with reduced deliveries and lower operating and administrative costs due to cost control efforts and timing of maintenance activities. These savings were partially offset by increased depreciation expense resulting from placing SEP II in service. Interest expense increased $5 million due to higher borrowings associated with our expansion projects.

     First quarter deliveries averaged 1,394,000 barrels per day, 194,000 barrels per day lower than the same period of 1998. This decrease stems primarily from low crude oil prices, which reduced the supply of crude oil available for transportation. First quarter deliveries were also adversely impacted as a result of filling new lines with crude oil and by maintenance activities at a number of refinery sites. Volumes nominated for transportation on the Lakehead System during April have increased over March. We still anticipate that average daily deliveries for 1999 will be approximately 5% below 1998 delivery levels of 1,562,000 barrels per day.

TARIFF MATTERS

     We have filed a tariff agreement with the FERC providing for tariff rate surcharges commencing as of January 1, 1999 (with respect to SEP II) and April 1, 1999 (with respect to Terrace). This filing consolidated our 1996 settlement agreement with respect to SEP II and other significant agreements with customers concerning Terrace and the transportation of heavy crude oil. The FERC approved the tariff agreement, which allows us to earn a return on our SEP II equity investment that varies with utilization of SEP II capacity on Enbridge's portion of the System. Under the tariff agreement, return on SEP II equity can range from a minimum of 7.5% to a maximum of 15%. During 1999, we will earn a 7.5% return on our SEP II equity investment.

     The tariff surcharge for Terrace is approximately $0.013 per barrel for light crude oil to Chicago. This tariff surcharge is based upon the assumption that Phases II and III of Terrace will be completed. If these phases of Terrace are not completed, the tariff agreement provides that we will be allowed to increase our tariff surcharge on a cost of service basis to allow recovery of, and return on, our Phase I Terrace investment including any revenue variances between the application of the toll increment and the annual cost of service of Terrace.

                             ---------------------

     The principal executive offices of Lakehead, the operating partnership and our general partner are located at Lake Superior Place, 21 West Superior Street, Duluth, Minnesota 55802-2067, and the telephone number at such offices is (218) 725-0100. You may contact us through Mr. Tracy Barker of our Investor Relations Department by phone at (403) 231-5949, toll-free at (877) 575-3282 or by facsimile at (403) 231-5989.

                                  THE OFFERING

     The following information assumes that the underwriters do not exercise the option we granted to them to buy additional Class A Units in the offering.

SECURITIES OFFERED...........   2,350,000 Class A Units. (2,702,500 Class A
                                Units if the underwriters' over-allotment option is exercised in full.)

UNITS TO BE OUTSTANDING AFTER
  THE OFFERING...............   24,640,000 Class A Units (representing an 84.6%
                                limited partner interest)

                                3,912,750 Class B Units (representing a 13.4% limited partner interest)

USE OF PROCEEDS..............   We estimate that we will receive net proceeds
                                from the offering of approximately $100.8 million. We will use the net proceeds to repay indebtedness under our revolving credit facility. Pending repayment of this indebtedness, a portion of the proceeds may be invested in short-term investment grade securities. We may reborrow funds under the revolving credit facility to fund a portion of the costs of Terrace and for other capital expenditures.

NEW YORK STOCK EXCHANGE
  SYMBOL.....................   LHP

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

     The following summary financial and operating data as of and for each of the years ended December 31, 1996, 1997 and 1998 are derived from our consolidated financial statements audited by PricewaterhouseCoopers LLP, independent accountants. See "-- Recent Developments -- First Quarter 1999 Results" for information regarding our results of operations for the three months ended March 31, 1999.

                                                       YEAR ENDED DECEMBER 31,
                                                    -----------------------------
                                                    1996(1)     1997       1998
                                                    -------   --------   --------
                                                    (DOLLARS IN MILLIONS, EXCEPT
                                                          PER UNIT AMOUNTS)
INCOME STATEMENT DATA:
Operating revenue.................................  $274.5    $  282.1   $  287.7
                                                    ------    --------   --------
  Power, operating and administrative expenses....   128.7       133.9      140.9
  Provision for prior years' rate refunds.........    20.1          --         --
  Depreciation....................................    38.3        40.1       41.4
                                                    ------    --------   --------
Total operating expenses..........................  $187.1    $  174.0   $  182.3
                                                    ------    --------   --------
Operating income..................................    87.4       108.1      105.4
Interest and other income.........................     9.6         9.7        6.0
Interest expense..................................   (43.9)      (38.6)     (21.9)
Minority interest.................................    (0.7)       (0.9)      (1.0)
                                                    ------    --------   --------
Net income........................................  $ 52.4    $   78.3   $   88.5
                                                    ======    ========   ========
Net income per unit(2)............................  $ 2.11    $   3.02   $   3.07
                                                    ======    ========   ========
Cash distributions paid per unit(3)...............  $ 2.60    $   2.92   $   3.36
                                                    ======    ========   ========
Weighted average units outstanding (millions).....    24.0        24.4       26.2
                                                    ======    ========   ========
FINANCIAL POSITION DATA (AT YEAR END):
Cash and cash equivalents.........................  $ 89.6    $  118.6   $   47.0
Property, plant and equipment, net................   763.5       850.3    1,296.2
Total assets......................................   975.9     1,063.2    1,414.4
Long-term debt....................................   463.0       463.0      814.5
Partners' capital
  Class A Common Unitholders......................   376.3       461.6      453.4
  Class B Common Unitholder.......................    21.7        36.7       37.3
  General Partner.................................     1.6         3.5        4.3
                                                    ------    --------   --------
          Total partners' capital.................  $399.6    $  501.8   $  495.0
                                                    ======    ========   ========
OTHER FINANCIAL DATA:
EBITDA(4).........................................  $125.7    $  148.2   $  146.8
Cash flow from operating activities...............    93.9       106.6      103.6
Cash flow used in investing activities............   (84.7)     (101.7)    (427.9)
Cash flow from financing activities...............     3.4        24.1      252.7
Capital expenditures included in investing
  activities......................................    76.7       126.9      487.3
OPERATING DATA:
Barrel miles (billions)...........................     384         389        391
Deliveries (thousands of barrels per day)
  United States...................................     901         960        992
  Eastern Canada..................................     550         552        570
                                                    ------    --------   --------
          Total...................................   1,451       1,512      1,562
                                                    ======    ========   ========

-------------------------

(1) Results for 1996 were impacted by a non-recurring rate refund and interest accrual adjustment of $20.1 million and $3.2 million, respectively, related to our 1996 settlement agreement with a representative of most of our customers on all then-outstanding contested tariff rates. See "Risk
    Factors -- Risks of Our Business -- We Cannot Always Control the Rates that We Charge" in the accompanying prospectus and "Business and Properties -- Tariffs" in our 1998 Form 10-K.

(2) The general partner's allocation of net income has been deducted before calculating net income per unit.

(3) We distribute 100% of our available cash, as determined in accordance with our partnership agreement, as of the end of each calendar quarter on or about 45 days after the end of such quarter.

(4) EBITDA is defined for this purpose as operating income before depreciation. EBITDA is used as a supplemental financial measurement in the evaluation of our business and should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity. EBITDA is presented here to provide additional information about us.

                                  RISK FACTORS

     You should carefully consider the following factors in evaluating an investment in Class A Units:

- The Lakehead System and our financial performance depend upon adequate supplies of and demand for western Canadian crude oil. In late 1998 and the first quarter of 1999, we experienced a decline in the level of crude oil deliveries compared to the first half of 1998. This decline was primarily caused by a decrease in crude oil production by western Canadian producers due to the significant drop in world crude oil prices. Despite the recent recovery in crude oil prices, we expect the world crude oil price environment during 1998 and early 1999 to impact both the supply of available crude oil and our short-term results of operations due to the lag time between changes in oil prices and changes in production. As a result, we anticipate that 1999 average daily deliveries on the Lakehead System could be approximately 5% below 1998 delivery levels of 1,562,000 barrels per day. This trend could continue into the year 2000. Unfavorable levels of supply of and demand for western Canadian crude oil could also delay completion of subsequent phases of Terrace.

- The Lakehead System tariff rates are subject to regulation by the FERC. There is uncertainty surrounding the applicable regulatory standards for establishing tariff rates for liquids pipelines. We filed a tariff surcharge with the FERC, which became effective January 1, 1999, to reflect the projected incremental costs and throughput resulting from SEP II. We also filed a tariff surcharge with the FERC, which became effective April 1, 1999, related to Terrace. If in the future a shipper is permitted to file a complaint and successfully challenges our tariff rates, we could be adversely affected and our cash distributions to unitholders could be reduced.

- Our partnership agreement limits the liability and restricts the fiduciary duties of our general partner to us and to our unitholders. Unitholders have effectively consented to some actions and conflicts of interest that might otherwise be deemed a breach of fiduciary or other duties under state law. Conflicts between us and affiliates of our general partner could arise due to our general partner's relationship with us and its affiliates.

     See "Risk Factors" beginning on page 6 of the accompanying prospectus for a more detailed discussion of these and other factors that you should consider before purchasing Class A Units.

                               TAX CONSIDERATIONS

     THE TAX CONSEQUENCES OF AN INVESTMENT IN CLASS A UNITS TO YOU WILL DEPEND IN PART ON YOUR OWN TAX CIRCUMSTANCES. YOU SHOULD THEREFORE CONSULT YOUR OWN TAX ADVISOR ABOUT THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES TO YOU OF AN INVESTMENT IN CLASS A UNITS.

     For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of Class A Units, see "Tax Considerations" in the accompanying prospectus.

RATIO OF TAXABLE INCOME TO DISTRIBUTIONS

     We estimate that if you purchase a Class A Unit in this offering and hold the unit through the record date for the distribution with respect to the final calendar quarter of 1999 (assuming quarterly distributions on the Class A Units with respect to that period are equal to the current quarterly distribution rate of $0.875 per unit), you will be allocated an amount of federal taxable income for 1999 which is less than or equal to approximately 10% of the amount of cash distributed to you with respect to 1999. We further estimate that if you purchase a Class A Unit in this offering and hold the unit through the record date for the distribution with respect to the final calendar quarter of 2002, you will be allocated an amount of federal taxable income for 2000 and 2001 ranging from 10% to 25% and, for 2002, 35% to 45%, of the amount of cash distributed to you with respect to each such period (assuming quarterly distributions on the Class A Units with respect to each such period are equal to $0.875 per unit).

     These estimates are based upon numerous assumptions regarding our business and operations, including assumptions as to tariffs, capital expenditures, cash flows and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory and competitive uncertainties beyond our control and to certain tax reporting positions (including estimates of the relative fair market values of our assets and the validity of curative allocations) that we have adopted or intend to adopt and with which the Internal Revenue Service could disagree. Accordingly, we cannot assure you that the estimates will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material.

OWNERSHIP OF CLASS A UNITS BY TAX-EXEMPT ENTITIES, REGULATED INVESTMENT COMPANIES AND FOREIGN INVESTORS

     Ownership of Class A Units by tax-exempt entities, regulated investment companies and foreign investors raises issues unique to such persons. See "Tax Considerations -- Tax-Exempt Organizations and Certain Other Investors" in the accompanying prospectus.

                                USE OF PROCEEDS

     We intend to use the net proceeds from the offering, estimated to be approximately $100.8 million, to repay indebtedness under our revolving credit facility, which will remain available for future borrowing. Pending the repayment of indebtedness under the revolving credit facility, we may invest a portion of the proceeds in short-term investment grade securities. We may reborrow funds under the revolving credit facility to fund a portion of the costs of Terrace and for other capital expenditures. If the underwriters exercise their over-allotment option in full, we intend to use the additional proceeds of approximately $15.2 million to repay additional indebtedness under the revolving credit facility.

     As of March 31, 1999, $325 million of indebtedness was outstanding under the revolving credit facility at a weighted average interest rate of 5.1% per annum, and $25 million was available for future borrowing. Substantially all of the indebtedness outstanding under the revolving credit facility was incurred to fund capital expenditures, including capital expenditures related to SEP II and Terrace. The revolving credit facility has a five-year term with an "evergreen" provision that automatically extends the maturity date each year by an additional year unless the banks give notice of their intent not to extend. The current maturity date of the revolving credit facility is September 6, 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization at December 31, 1998, and as adjusted to give effect to the offering and our general partner's contribution related thereto and the application of the net proceeds to repay indebtedness under the revolving credit facility. See "Use of Proceeds." This table should be read in conjunction with our consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                         AS OF DECEMBER 31, 1998
                                                         ------------------------
                                                          ACTUAL      AS ADJUSTED
                                                         --------     -----------
                                                          (DOLLARS IN MILLIONS)
Long-term Debt:
  First Mortgage Notes.................................  $  310.0      $  310.0
  Revolving Credit Facility............................     305.0         203.1
  Senior Unsecured Notes...............................     199.5         199.5
                                                         --------      --------
  Total Long-term Debt(1)..............................     814.5         712.6
                                                         --------      --------
Partners' Capital......................................     495.0         596.9
                                                         --------      --------
          Total Capitalization.........................  $1,309.5      $1,309.5
                                                         ========      ========

-------------------------

(1) As of March 31, 1999, our total outstanding long-term debt was $834.5 million. We have made additional borrowings after March 31, 1999 to fund a portion of the costs of Terrace and other capital expenditures.

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

     The following selected historical financial and operating data as of and for each of the years ended December 31, 1994, 1995, 1996, 1997 and 1998 have been derived from our consolidated financial statements audited by PricewaterhouseCoopers LLP, independent accountants. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus. See "Prospectus Supplement Summary -- Recent Developments -- First Quarter 1999 Results" for information regarding our results of operations for the three months ended March 31, 1999.

                                                YEAR ENDED DECEMBER 31,
                                  ----------------------------------------------------
                                    1994     1995(1)    1996(2)      1997       1998
                                  --------   --------   --------   --------   --------
                                     (DOLLARS IN MILLIONS, EXCEPT PER UNIT AMOUNTS)
INCOME STATEMENT DATA:
Operating Revenue...............  $  246.0   $  268.5   $  274.5   $  282.1   $  287.7
                                  --------   --------   --------   --------   --------
Power, operating and
  administrative expenses.......     128.3      134.3      128.7      133.9      140.9
Provision for prior years' rate
  refunds.......................        --       22.9       20.1         --         --
Depreciation....................      31.4       38.0       38.3       40.1       41.4
                                  --------   --------   --------   --------   --------
          Total operating
             expenses...........  $  159.7   $  195.2   $  187.1   $  174.0   $  182.3
                                  --------   --------   --------   --------   --------
Operating income................      86.3       73.3       87.4      108.1      105.4
Interest and other income.......       4.1        7.1        9.6        9.7        6.0
Interest expense................     (29.8)     (40.3)     (43.9)     (38.6)     (21.9)
Minority interest...............      (0.7)      (0.5)      (0.7)      (0.9)      (1.0)
                                  --------   --------   --------   --------   --------
Net income......................  $   59.9   $   39.6   $   52.4   $   78.3   $   88.5
                                  ========   ========   ========   ========   ========
Net income per unit(3)..........  $   2.61   $   1.60   $   2.11   $   3.02   $   3.07
                                  ========   ========   ========   ========   ========
Cash distributions paid per
  unit(4).......................  $   2.51   $   2.56   $   2.60   $   2.92   $   3.36
                                  ========   ========   ========   ========   ========
Weighted average units
  outstanding (millions)........      22.4       24.0       24.0       24.4       26.2
                                  ========   ========   ========   ========   ========
FINANCIAL POSITION DATA (AT YEAR
  END):
Cash and cash equivalents.......  $   42.0   $   77.0   $   89.6   $  118.6   $   47.0
Property, plant and equipment,
  net...........................     727.6      725.1      763.5      850.3    1,296.2
          Total assets..........     868.6      915.2      975.9    1,063.2    1,414.4
Long-term debt..................     364.0      395.0      463.0      463.0      814.5
Partners' Capital
  Class A Common Unitholders....     409.3      387.9      376.3      461.6      453.4
  Class B Common Unitholder.....      23.5       21.7       21.7       36.7       37.3
  General Partner...............       1.6        1.5        1.6        3.5        4.3
                                  --------   --------   --------   --------   --------
          Total Partners'
             capital............  $  434.4   $  411.1   $  399.6   $  501.8   $  495.0
                                  ========   ========   ========   ========   ========

                                                YEAR ENDED DECEMBER 31,
                                  ----------------------------------------------------
                                    1994     1995(1)    1996(2)      1997       1998
                                  --------   --------   --------   --------   --------
                                     (DOLLARS IN MILLIONS, EXCEPT PER UNIT AMOUNTS)
OTHER FINANCIAL DATA:
EBITDA(5).......................  $  117.7   $  111.3   $  125.7   $  148.2   $  146.8
Cash flow from operating
  activities....................     108.1      121.5       93.9      106.6      103.6
Cash flow used in investing
  activities....................    (102.7)     (54.0)     (84.7)    (101.7)    (427.9)
Cash flow from (used in)
  financing activities..........      27.7      (32.5)       3.4       24.1      252.7
Capital expenditures included in
  investing activities..........     136.9       35.5       76.7      126.9      487.3
OPERATING DATA:
Barrel miles (billions).........       366        385        384        389        391
Deliveries (thousands of barrels
  per day)
  United States.................       795        876        901        960        992
  Eastern Canada................       531        533        550        552        570
                                  --------   --------   --------   --------   --------
          Total.................     1,326      1,409      1,451      1,512      1,562
                                  ========   ========   ========   ========   ========

---------------

(1) Results for 1995 were impacted by a prior years' rate refund and interest accrual adjustment of $22.9 million and $1.5 million, respectively, related to the June 1995 decision (Opinion No. 397) of the FERC. See "Business and Properties -- Tariffs" in our 1998 Form 10-K.

(2) Results for 1996 were impacted by a non-recurring rate refund and interest accrual adjustment of $20.1 million and $3.2 million, respectively, related to our 1996 settlement agreement with a representative of most of our customers on all then-outstanding contested tariff rates. See "Risk
    Factors -- Risks of Our Business -- We Cannot Always Control the Rates that We Charge" in the accompanying prospectus and "Business and Properties -- Tariffs" in our 1998 Form 10-K.

(3) The general partner's allocation of net income has been deducted before calculating net income per unit.

(4) We distribute 100% of our available cash, as determined in accordance with our partnership agreement, as of the end of each calendar quarter on or about 45 days after the end of such quarter.

(5) EBITDA is defined for this purpose as operating income before depreciation. EBITDA is used as a supplemental financial measurement in the evaluation of our business and should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity. EBITDA is presented here to provide additional information about us.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the historical financial condition and results of operations of Lakehead should be read in conjunction with Lakehead's historical consolidated financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

OVERVIEW

     Lakehead is primarily engaged in the interstate transportation of crude oil and other liquid hydrocarbons through the Lakehead System. The revenue, income and cash flows from the Lakehead System are sensitive to the supply of and demand for crude oil and other liquid hydrocarbons in both Canada and the United States, to inflation and to changes in the regulatory environment in which Lakehead operates.

     The Lakehead System is operationally integrated with Enbridge's pipeline system. Consequently, Lakehead's revenues are dependent upon the utilization of Enbridge's pipeline system by producers of western Canadian crude oil to reach markets in the United States and eastern Canada. Enbridge has advised Lakehead that in 1998 Enbridge's pipeline system transported approximately 65% of the total crude oil produced in western Canada, of which approximately 90% was transported by the Lakehead System. This level of throughput has resulted in the System operating at or near capacity for the past several years. SEP II and Terrace are expected to enable the Lakehead System to transport additional volumes from the Canadian border to the Midwest U.S. markets served by the Lakehead System.

     Lakehead's operating income and cash flow will remain sensitive to tariff rates established from time to time by the FERC. In December 1998, Lakehead filed with the FERC a tariff increase associated with the new pipeline completed as part of SEP II. The increase became effective January 1, 1999. Lakehead filed a tariff surcharge with the FERC during the first quarter of 1999 in connection with the first phase of Terrace. This increase became effective April 1, 1999. See "Prospectus Supplement Summary -- Recent Developments -- Tariff Matters" and "Business and Properties -- Tariffs" in Lakehead's 1998 Form 10-K.

     Lakehead believes that the long-term prospects for growth in the supply of western Canadian crude oil are substantial. Canada was the eleventh largest producer of crude oil in the world during 1997 and has a substantial oil and gas resource base. In particular, Canada has substantial reserves of non-conventional hydrocarbon resources consisting predominantly of oil sands deposits in the Province of Alberta. Firms involved in the production of heavy and synthetic crude oil from the oil sands region of western Canada have announced or are believed to be designing expansion plans in excess of Cdn. $15 billion. If these projects are completed, they are projected to provide substantial increases in the production of heavy and synthetic crude oil in western Canada early in the next century. We cannot assure you if or when these projects will be pursued or completed. These expansion programs are subject to numerous uncertainties and assumptions, including future prices of oil. These expansion programs are anticipated to support the long-term utilization of the System and the Lakehead and Enbridge expansion projects.

GENERAL

     1998 was a successful year for Lakehead as record net income and crude oil deliveries were achieved despite a decline in world crude oil prices. Lakehead's strong performance during 1998, coupled with expectations for strong long-term performance, influenced the Board of Directors of Lakehead's general partner to increase the quarterly cash distribution on April 16, 1998 to $0.86 per unit ($3.44 on an annualized basis) from $0.78 per unit and again on April 15, 1999 to $0.875 per unit ($3.50 on an annualized basis). These increases in the quarterly distribution level are primarily the result of earnings growth from increased deliveries and capacity expansions.

     Challenges Lakehead encountered during construction of the $450 million SEP II were overcome and the targeted completion date of first quarter 1999 was met. During December 1998, the process of filling the new pipeline with crude oil began and deliveries from the new line commenced in March 1999.

     Lakehead, together with Enbridge Pipelines, began construction of the first phase of Terrace in 1998. Terrace is a multi-phase program that will eventually add approximately 350,000 barrels per day of pipeline system delivery capability with the first phase of 170,000 barrels per day expected to be operational by September 1999. The remaining capacity may be added at customer request in stages over the next several years.

     Deliveries by Lakehead of crude oil and natural gas liquids increased 3% over the previous record levels attained in 1997. In late 1998, Lakehead experienced a decline in the level of crude oil deliveries compared with the first half of 1998. This decline was primarily caused by a decrease in crude oil production by western Canadian producers due to the significant drop in world crude oil prices. At December 31, 1997, the benchmark West Texas Intermediate crude oil price was $17.83 per barrel. At December 31, 1998, the reference WTI price closed at $12.05 per barrel, up from the 1998 low of $10.73. At March 31, 1999, the reference WTI price closed at $16.76 per barrel.

     While utilization of Lakehead's pipeline system historically has been fairly insensitive to modest changes in the price of crude oil, we expect the world crude oil price environment during 1998 and early 1999 to impact both the supply of available crude oil and our short-term results of operations. This trend could continue into the year 2000. Despite this forecast decrease in crude oil deliveries, Lakehead anticipates generating more than sufficient cash from operating activities to continue its current level of distributions.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1997 AND YEAR ENDED DECEMBER 31, 1997 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1996

     Net income for 1998 was $88.5 million ($3.07 per unit) compared with $78.3 million ($3.02 per unit) for 1997 and $52.4 million ($2.11 per unit) for 1996. Net income for 1996 was impacted by rate refunds ($20.1 million) and related interest expense ($3.2 million) attributable to prior years recorded in response to a settlement agreement between Lakehead and certain customer representatives that concluded a dispute that began in 1992 concerning Lakehead's tariff rates. See "Business and Properties -- Tariffs -- Rate Cases" in Lakehead's 1998 Form 10-K.

     Crude oil and natural gas liquid deliveries averaged a record 1,562,000 barrels per day in 1998, up from the 1,512,000 barrels per day averaged during 1997, a 3% growth in deliveries on our system. Crude oil and natural gas liquid deliveries increased 4% during 1997 when compared with 1996 results. Over the three-year period, increased deliveries resulted from greater crude oil production in western Canada, increased transportation of foreign and U.S. crude received in the Chicago area and increased pipeline capacity from Lakehead's expansion programs. System utilization measured in barrel miles was relatively unchanged over the three-year period due to shorter average length of haul.

     Net income for 1998 was $10.2 million higher than net income in 1997 primarily due to increased operating revenue and lower interest expense, partially offset by higher operating expenses and lower interest and other income. Net income per unit increased $0.05 due to the increase in net income despite a greater number of weighted average units outstanding during 1998 compared with 1997 and additional incentive income allocations to Lakehead's general partner related to the achievement of certain target cash distribution levels. Weighted average units outstanding increased in 1998 due to the full year impact of the October 1997 Class A Common Unit offering.

     Net income in 1997 improved $25.9 million in comparison with 1996. A 1996 non-recurring charge of $20.1 million related to prior years' rate refunds required under the settlement agreement together with a related interest accrual of $3.2 million accounts for a majority of the increase. In addition, a combination of higher operating revenue and lower interest expense, partially offset by higher operating expenses, led to the increase in net income. Per unit amounts increased significantly primarily due to increased net income.

     Operating revenue for 1998 was $287.7 million, or $5.6 million greater than operating revenue for 1997. The increase was primarily due to increased deliveries and the full year impact of a July 1, 1997, tariff increase of 1.6%, partially offset by a 0.6% tariff decrease on July 1, 1998, as required under the FERC's indexing methodology, and an increase in the proportion of heavy crude oil deliveries (up 9% to 625,000 barrels per day). Lakehead's current tariff rate for medium and heavy crude oil deliveries to the Chicago area is approximately 7% and 20% higher, respectively, than that for lighter crude oils. The positive impact of increased deliveries and heavier crude oil mix was somewhat offset by a decreased average length of haul (686 miles in 1998 versus 704 miles in 1997). Average length of haul decreased due to increased receipt of crude oil in the Chicago area from U.S. and foreign sources for delivery to markets east of Chicago including eastern Canada.

     Operating revenue for 1997 was $282.1 million, or $7.6 million greater than 1996 primarily due to increased deliveries and the transportation of a greater proportion of heavy crude oil (up 22% to 573,000 barrels per day). Operating revenue was also favorably impacted by the full year impact of a July 1996 tariff rate increase of 0.9%, and an additional 1.6% increase on July 1, 1997. Operating revenue for 1996 reflects tariff rates implied in the settlement agreement.

     Total operating expenses of $182.3 million in 1998 were $8.3 million greater than 1997 primarily due to higher power costs associated with increased deliveries, and a heavier crude oil mix. Operating and administrative costs increased $3.9 million primarily due to increased rents for rights-of-way as a result of the renewal of certain lease agreements that expired during the year, and higher maintenance costs associated with an increased level of internal pipeline inspection. Depreciation expense increased due to the growth in property, plant and equipment.

     Total 1997 operating expenses were $13.1 million less than 1996 primarily due to the absence of a $20.1 million provision for prior years' rate refunds recorded in 1996. The decrease in total operating expenses was somewhat offset by higher power costs associated with a heavier crude oil mix and increased deliveries. Operating and administrative expenses increased largely due to higher property taxes. Depreciation expense for 1997 increased due to growth in property, plant and equipment, somewhat offset by the impact of revised depreciation rates that became effective on July 1, 1996. The depreciation rates were revised to better represent the expected service life of the pipeline system.

     Interest expense of $21.9 million in 1998 decreased $16.7 million from 1997 largely due to the capitalization of interest costs associated with SEP II and Terrace as part of the costs of constructing the assets. Capitalized interest reflects Lakehead's average cost of debt, of approximately 7.8%, and the average level of funds invested in construction. Capitalized interest increased due to the significant construction projects ongoing during 1998. Interest expense is further decreased due to the utilization of Lakehead's cash balances to finance a portion of the capital expenditures rather than issuing additional debt or equity. Interest capitalization generally ceases once a capital project is complete and ready for service. Interest paid increased to $44.4 million in 1998 from $39.9 million paid in 1997 primarily due to greater borrowing on Lakehead's revolving credit facility.

     Interest expense for 1997 decreased $5.3 million from 1996 due to lower balances and interest rates with respect to rate refunds payable, and increased capitalized interest attributable to greater construction work in process during 1997. These changes were partially offset by additional interest on greater average borrowings in 1997 under Lakehead's revolving credit facility.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1998, cash, cash equivalents and short-term investments totaled $47.0 million, down $125.5 million since December 31, 1997. In keeping with Lakehead's financing plans for SEP II and Terrace, existing cash balances were used to partially finance the expansion programs. Of this $47.0 million, $24.7 million ($0.86 per unit) was set aside for the cash distribution paid on February 12, 1999, with the remaining $22.3 million available for capital expenditures and other business needs.

     Cash generated from operating activities in 1998 decreased marginally by $3.0 million from 1997 to $103.6 million, as the impact of higher net income was offset by changes in working capital requirements. Cash generated from operating activities in 1997 increased $12.7 million from 1996 to $106.6 million primarily due to higher net income, partially offset by the reduction in liability for accrued rate refunds.

     In response to the October 1996 settlement agreement, Lakehead made rate refunds of $28.5 million in 1998 and $27.7 million in 1997 with the remaining balance continuing to be repaid through a 10% reduction of tariff rates. This reduction will continue until all refunds have been made. Based on the $28.7 million remaining balance at December 31, 1998, and projected pipeline system deliveries, the 10% reduction is expected to remain effective until sometime late in the second half of 1999.

     In 1998, Lakehead made capital expenditures of $487.3 million, of which $358.0 million were for SEP II, $112.7 million were for Terrace, and $16.6 million were for other projects. With $450.0 million of capital expenditures having been incurred or committed on SEP II through December 31, 1998, the project is substantially complete except for minor restoration and clean-up work and the finalization of rights-of-way costs in 1999. In 1997, Lakehead made capital expenditures of $126.9 million, including $84.9 million for SEP II and $42.0 million for other projects.

     The first phase of the Terrace expansion is largely complete and capital expenditures are anticipated to total approximately $138.0 million. In addition to Terrace, Lakehead anticipates spending approximately $8.2 million for pipeline system enhancements and $13.5 million for core maintenance activities in 1999.

     Excluding future phases of Terrace, ongoing capital expenditures are expected to average $10 to $20 million on an annual basis (approximately 50% for enhancement and 50% for core maintenance of the pipeline system). Core maintenance activities, such as the replacement of equipment and preventive maintenance programs, are expected to be undertaken to enable Lakehead's pipeline system to continue to operate at its maximum operating capacity. Enhancements to the pipeline system, such as renewal and replacement of pipe, are expected to extend the life of Lakehead's pipeline system and permit Lakehead to respond to developing industry and government standards and the changing service expectations of its customers.

     On an annual basis, Lakehead makes expenditures of a capital and operating nature related to maintaining compliance of Lakehead's pipeline system with applicable environmental and safety regulations. Capital expenditures for safety and environmental purposes comprise a portion of the routine core maintenance and enhancement capital expenditures annually incurred by Lakehead. Amounts are not readily segregated since individual projects may be undertaken for a variety of reasons in addition to environment and safety considerations. Future environment and safety expenditures are not anticipated to be material in relation to Lakehead's results of operations.

     At December 31, 1998, Lakehead had $310.0 million aggregate principal amount of first mortgage notes outstanding that bear interest at the rate of 9.15% per annum, payable semi-annually. The notes are due and payable in ten equal annual installments beginning in the year 2002. During 1998, Lakehead increased the size of its $205.0 million revolving credit facility to $350 million. Total borrowings under the facility of $305.0 million were outstanding at December 31, 1998. Interest rates on this facility are variable and were approximately 6% as of December 31, 1998.

     During the third quarter of 1998, the Board of Directors of Lakehead's general partner authorized the general partner to make loans from time to time to Lakehead, on an uncommitted basis, in an amount not to exceed $200 million. This arrangement provided an alternative source of funds at market interest rates in the event that a disruption in the capital markets delayed anticipated debt and equity issuances. In late September 1998, Lakehead borrowed, and subsequently repaid in early October, $37.0 million under this arrangement.

     In October 1998, pursuant to a $400 million shelf registration statement filed with the SEC, $200 million face amount of senior unsecured notes was issued to retire borrowings under the revolving credit facility and to repay the loan of $37.0 million issued by Lakehead's general partner. Lakehead issued the senior unsecured notes in two tranches of $100 million each, with maturities of 2018 (with an interest rate of 7%) and 2028 (with an interest rate of 7.125%), respectively. For additional details relating to Lakehead's debt, see Note 6 to Lakehead's Consolidated Financial Statements included in its 1998 Form 10-K.

     In October 1997, Lakehead issued 2.2 million Class A Common Units. Net proceeds from the offering, including Lakehead's general partner's contribution, were $99.2 million. This offering increased the number of Class A Common Units outstanding to 22,290,000. Proceeds from this offering were used to finance a portion of SEP II. For additional information regarding the 1997 equity offering and Lakehead's organization, see Note 1 to Lakehead's Consolidated Financial Statements included in its 1998 Form 10-K. During the fourth quarter of 1998, Lakehead filed a $200 million shelf registration statement with the SEC for the issuance of additional Class A Common Units. As of December 31, 1998, no Class A Common Units have been issued under this registration statement.

     Distributions paid to partners during 1998 increased $20.0 million to $95.3 million ($3.36 per unit). Distributions increased as a result of the increase in the quarterly distribution to $0.86 per unit from $0.78 per unit declared in April 1998, the issuance of 2.2 million Class A Common Units in 1997, and increased incentive distributions paid to Lakehead's general partner as a result of higher levels of cash distributions per unit. Distributions paid to partners for 1997 increased $11.4 million to $75.3 million ($2.92 per unit) compared to 1996.

     Lakehead distributes quarterly all of its Available Cash, which is generally defined to mean, with respect to any calendar quarter, the sum of all of its cash receipts plus net reductions to reserves less all of Lakehead's cash disbursements and net additions to reserves. These reserves are retained to provide for the proper conduct of Lakehead's business, to stabilize distributions of cash to unitholders and Lakehead's general partner and as necessary to comply with the terms of any of Lakehead's agreements or obligations. On February 12, 1999, Lakehead paid a $0.86 per unit distribution related to the fourth quarter of 1998.

     Lakehead anticipates that it will continue to have adequate liquidity to fund future recurring operating, investing and financing activities. Lakehead intends to fund Terrace, remaining SEP II expenditures, and ongoing capital expenditures with the proceeds from future debt and equity offerings, other borrowings, cash generated from operating activities, and existing cash, cash equivalents and short-term investments. Cash distributions are expected to be funded with internally generated cash. Lakehead's ability to complete future debt and equity offerings will depend on prevailing market conditions and interest rates and Lakehead's then-existing financial condition.

                                    BUSINESS

OVERVIEW

     We are a publicly traded Delaware limited partnership that owns and operates a regulated crude oil and natural gas liquids pipeline business in the United States through our subsidiary operating partnership, Lakehead Pipe Line Company, Limited Partnership, also a Delaware limited partnership. Lakehead Pipe Line Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Canada, serves as our general partner.

     We and Enbridge transport crude oil and other liquid hydrocarbons through the world's longest liquid petroleum pipeline system. We own the United States portion of the System, and Enbridge owns the Canadian portion of the System through its subsidiary, Enbridge Pipelines Inc. The System is the primary transporter of crude oil from western Canada to the United States and is the only pipeline system that transports crude oil from western Canada to eastern Canada. The System serves all the major refining centers in the Great Lakes region of the United States, as well as the Province of Ontario, Canada and, through a connecting pipeline, the Patoka/Wood River refinery market and pipeline hub in southern Illinois.

     The System extends from Edmonton, Alberta, across the Canadian prairies to the U.S. border near Neche, North Dakota. From Neche the System continues on to Superior, Wisconsin, where it splits into two branches with one branch traveling through the upper Great Lakes region and the other through the lower Great Lakes region of the United States. Both branches reenter Canada near Marysville, Michigan. From Marysville, the System continues on to Toronto, Ontario and Montreal, Quebec, with lateral lines to Nanticoke, Ontario and the Buffalo, New York area. The System is approximately 3,000 miles long, of which, approximately 1,750 are in the United States.

     Shipments tendered to the System originate in oil fields in the western Canadian provinces of Alberta, Saskatchewan, Manitoba and British Columbia and in the Northwest Territories of Canada and reach the System through facilities owned and operated by third parties or affiliates of Enbridge Pipelines. Deliveries from the System are currently made in the prairie provinces of Canada and, through our pipeline system, in the Great Lakes and Midwest regions of the United States and the Province of Ontario. These deliveries are made principally to refineries either directly or through connecting pipelines of other companies.

PROPERTIES

     The Lakehead System consists of approximately 3,200 miles of pipe with diameters ranging from 12 inches to 48 inches, 60 main line pump station locations with a total of approximately 663,000 installed horsepower and 54 crude oil storage tanks with an aggregate working capacity of approximately nine million barrels. The volume of liquid hydrocarbons in the Lakehead System required at all times for operation is approximately 13 million barrels, all of which is owned by the shippers on the Lakehead System. The Lakehead System regularly transports up to 45 different types of liquid hydrocarbons including light, medium and heavy crude oil (including bitumen), condensate, synthetic crudes and natural gas liquids.

     The Lakehead System is comprised of a number of separate segments as follows:

     - Canadian border to Clearbrook segment including portions of four pipelines consisting of 18-, 20-, 26-, and 34-inch diameter pipe with a total annual capacity of 1,571,000 barrels per day. This segment includes approximately 40 miles of 48-inch pipeline looping that increases the annual capacity of this segment;

     - Clearbrook to Superior segment including portions of three pipelines consisting of 18-, 26-, and 34-inch diameter pipe, respectively, with a total annual capacity of 1,337,000 barrels per day. This segment also includes approximately 80 miles of 48-inch pipeline looping;

     - Superior to Marysville segment consisting of 30-inch diameter pipe with an annual capacity of 509,000 barrels per day;

     - Superior to Chicago area segment including two pipelines of 24- and 34-inch diameter pipe with a total annual capacity of 889,000 barrels per day;

     - Chicago area to Marysville segment that is a 30-inch diameter pipe with an annual capacity of 333,000 barrels per day;

     - Canadian border to Buffalo segment consisting of 12-inch diameter pipe with an annual capacity of 74,000 barrels per day.

     Estimated annual capacities noted above take into account receipt and delivery patterns and ongoing pipeline maintenance, and reflect achievable pipeline capacity over long periods of time. Capacities set forth above do not include estimated annual capacity additions upon completion of Phase I of Terrace, which is expected to be completed in two stages during 1999. Terrace will add an additional 170,000 barrels per day annual capacity to the Lakehead System from the Canadian border to Superior. The properties described above include facilities added in connection with the SEP II expansion, consisting primarily of a new 24-inch diameter pipeline from Superior to the Chicago area (approximately 450 miles). This new pipeline, together with other pipeline system modifications, is projected to provide approximately 170,000 barrels per day of additional delivery capacity to the Midwest U.S. markets served by Lakehead. The new pipeline has an ultimate potential capacity of 350,000 barrels per day through the installation of additional pumping units. SEP II complements a Cdn. $160 million expansion of Enbridge's pipeline system.

SUPPLY OF AND DEMAND FOR WESTERN CANADIAN CRUDE OIL

SUPPLY

     Substantially all of the shipments delivered through the Lakehead System originate in oilfields in western Canada. The Lakehead System also receives U.S. and Canadian production at Clearbrook through a connection with a pipeline owned by a subsidiary of Enbridge, U.S. production at Stockbridge and Lewiston, Michigan, and both U.S. and offshore production in the Chicago area. Changes in supply from western Canada would directly affect movements through Enbridge's pipeline system and, therefore, the supply available for transportation through the Lakehead System.

     Enbridge Pipelines applied to the National Energy Board of Canada in December 1997 to construct its Terrace Phase I facilities in Canada which would complement the Terrace Phase I facilities to be constructed by Lakehead in the United States. As part of that application, Enbridge Pipelines submitted a forecast of supply of western Canadian crude oil and a projection of the markets in which it could be reasonably expected to be consumed. Forecasts by their nature are based upon numerous assumptions, including estimates provided by the industry, many of which are beyond the control of Enbridge Pipelines or Lakehead. The forecast submitted to the NEB in 1997 showed the supply of western Canadian crude oil in the year 2003 at over 2,550,000 barrels per day, approximately 500,000 barrels pay day above 1997 average daily production of western Canadian crude oil. The supply of western Canadian crude oil was expected to remain at over 2,500,000 barrels per day through 2010. While acknowledging the uncertainty associated with forecasts of the supply of crude oil and other commodities shipped on Enbridge Pipelines' portion of the System, the NEB accepted as reasonable the forecasts of the supply of crude oil and other commodities submitted by Enbridge Pipelines and recommended that a certificate for construction be issued. The forecast quantity of crude oil was made subject to numerous uncertainties and assumptions, including a crude oil price of $17.50 per barrel in 1998 rising to $22.25 in 2010.

     At December 31, 1998, the benchmark West Texas Intermediate ("WTI") crude oil price closed at $12.05 per barrel, up from the 1998 low of $10.73 per barrel. This lower crude oil price, compared to that assumed in the 1997 forecast, has impacted the crude oil supply available in western Canada. Enbridge Pipelines has recently completed its updated forecast of western Canadian crude oil supply and markets for western Canadian crude oil. This long-term outlook is partially based on supply projections from the oil sands projects currently operating, being expanded or proposed in western Canada. Lakehead believes that production from these projects is less sensitive to the price of crude oil due to the size and committed capital expenditures involved. The updated forecast projects the supply of western Canadian crude oil to be lower during the period 1999 through 2002 than the Terrace forecast by approximately 120,000 to 190,000 barrels per day. The forecast supply of western Canadian crude oil is projected to recover to approximately 2,500,000 barrels per day in 2003, rising to over 2,600,000 barrels per day from 2004 through 2010. The updated forecast assumes a WTI crude oil price of $14.50 per barrel in 1999, $19.50 in 2003, and $23.00 in 2010.

     As a result of the decline in crude oil prices, Lakehead anticipates that 1999 average daily deliveries on the Lakehead System will be approximately 5% below 1998 delivery levels of 1,562,000 barrels per day, a trend which may continue in the year 2000.

     Despite the downturn in crude oil prices and deliveries, Lakehead believes that the outlook regarding long-term growth prospects continues to be positive and that the potential for increased crude oil production in western Canada remains substantial. The timing of growth in supply of western Canadian crude oil, however, will depend upon crude oil prices.

DEMAND

     Rising crude oil demand and declining inland U.S. domestic production are contributing to an increasing need for imported crude oil into the PADD 2 market. Lakehead believes that PADD 2 will continue to provide an excellent market for western Canadian shippers as returns to crude oil producers are expected to remain attractive. Moreover, Lakehead believes that PADD 2 will remain the most attractive market for western Canadian supply since it is currently the largest North American processor of western Canadian heavy crude oil and has the greatest potential for converting refining capacity from light to heavy crude.

     Although western Canadian producers experience competition from Venezuelan and Mexican heavy crude oil in PADD 2, western Canadian heavy crude oil is expected to remain the dominant supply source for the region. Latin American heavy crude oil will continue to provide the swing supply to the PADD 2 region. In the short-term, Latin American deliveries to PADD 2 are expected to increase due to reduced supply of western Canadian crude oil resulting from low crude oil prices and producer returns. However, over the long-term, it is expected that producers of Latin American heavy crude oil will concentrate on PADD 3 and PADD 5 markets, where they receive a higher return compared to PADD 2.

     Based on the recent forecast completed by Enbridge Pipelines, exports from western Canada to the United States are forecast to increase to approximately 1,800,000 barrels per day in 2005 and remain at that level or above through 2010. This is approximately 700,000 barrels per day higher than 1997 exports. Of the exports to the United States, PADD 2 is forecast to receive approximately 1,470,000 barrels per day in 2005, approximately 600,000 barrels per day higher than 1997. Exports to PADD 2 are forecast to rise to approximately 1,540,000 barrels per day in 2007 and to decline to approximately 1,430,000 barrels per day by 2010. Although in 1999 exports on the System to PADD 2 are anticipated to be marginally lower than 1998, recovery is expected in 2001 with long-term exports surpassing Terrace forecast levels by 2005. Despite the recent recovery in crude oil prices, Lakehead expects the world crude oil price environment during 1998 and early 1999 to delay supply and market growth for western Canadian crude oil by approximately one to two years.

     Deliveries to eastern Canada averaged approximately 570,000 barrels per day in 1998. Demand in eastern Canada is expected to grow to approximately 640,000 barrels per day over the next several years. Lakehead deliveries to eastern Canada are, however, expected to decline due to the reversal of Enbridge's Line 9 from Montreal to Sarnia. See "-- Montreal Extension Reversal."

     Crude oil refineries in eastern Canada are generally configured to process light sweet and light sour crude oil. While Canadian crude oil supplies have increased over the last several years, the supply of conventional light sweet and light sour crude oil in western Canada is expected to decline. Eastern Canadian refiners cannot process significantly greater amounts of western Canadian heavy crude oil without substantial reconfiguration of their refineries. To the extent eastern Canadian refiners have found it difficult to obtain light crude oil supply from western Canada at an economic price, refiners have been recently accessing U.S. and imported light crude volumes through Lakehead System pipeline connections in the Chicago area. Light crude oil movements originating in the Chicago area for delivery to eastern Canada have increased from approximately 70,000 barrels per day in 1997 to approximately 110,000 barrels per day in 1998. These movements are expected to decline following the reversal of Enbridge's Line 9 in 1999.

MONTREAL EXTENSION REVERSAL

     Enbridge's portion of the System includes a section that extends from Sarnia, Ontario, to Montreal, Quebec. We refer to this section as the "Montreal Extension" or "Line 9".

The portion of the Montreal Extension from Sarnia to North Westover, Ontario, is currently in west-to-east service, and the portion of the Montreal Extension from North Westover to Montreal has been purged with nitrogen and remains available for service. Enbridge Pipelines and a group of refiners have developed the Line 9 reversal project to enable crude oil imported into eastern Canada through facilities of Portland Pipe Line Corporation and Montreal Pipe Line Limited to be transported on Line 9 in an east-to-west direction from Montreal to the major refining centers in Ontario. The reversal of the Montreal Extension will result in Enbridge Pipelines becoming a competitor of the Lakehead System for supplying crude oil to the Ontario market. This reversal is expressly permitted by the agreements entered into at the time of Lakehead's formation. The National Energy Board approved construction of facilities as well as the tolling methodology for the Line 9 project on December 18, 1997. Enbridge received notice in July 1998 from the group of sponsoring refiners to proceed with construction of facilities necessary for reversal. Construction to allow for full reversal is expected to be completed late in the third quarter or early in the fourth quarter of 1999 at which time the reversed Line 9 is anticipated to have a capacity of approximately 240,000 barrels per day from Montreal to Sarnia. Due to upstream capacity constraints, the Montreal Extension is anticipated to be reversed in two stages, with the first stage entering service in May 1999 with a capacity of 120,000 barrels per day from Montreal to North Westover.

     Lakehead anticipates that the reversal of Line 9 will result in a decline in deliveries over the Lakehead System to eastern Canada. Displaced volumes originating in western Canada are anticipated to be diverted to other markets in the Midwest U.S. Domestic and foreign crude oil volumes that enter the Lakehead System in Chicago are also anticipated to decline from recent historical levels due to the reversal of Line 9. The level of decline in deliveries over the Lakehead System to eastern Canada will depend upon the global crude oil market dynamics and the level of utilization of Line 9.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the number of Class A Units set forth opposite the name of such underwriter.

                                                      NUMBER OF
NAME                                                CLASS A UNITS
----                                                -------------
Salomon Smith Barney Inc.........................
Goldman, Sachs & Co..............................
PaineWebber Incorporated.........................
                                                      ---------
     Total.......................................     2,350,000
                                                      ---------

     The underwriting agreement provides that the obligations of the several underwriters to purchase the Class A Units included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the Class A Units (other than those covered by the over-allotment option described below) if they purchase any of the Class A Units.

     The Underwriters, for whom Salomon Smith Barney Inc., Goldman, Sachs & Co. and PaineWebber Incorporated are acting as representatives, propose to offer some of the Class A Units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Class A Units to certain dealers at the public offering price less a concession not in
excess of $     per Class A Unit. The underwriters may allow, and such dealers
may reallow, a concession not in excess of $     per Class A Unit on sales to
certain other dealers. If all of the Class A Units are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 352,500 additional Class A Units at the public offering price less the underwriting discount and, if the option is closed after April 30, 1999, the record date for our quarterly cash distribution for the first quarter of 1999, minus $0.875. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional Class A Units approximately proportionate to such underwriter's initial purchase commitment.

     Lakehead and its general partner have agreed that, for a period of 90 days from the date of this prospectus supplement, they will not, without the prior written consent of Salomon Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of or hedge any Class A or Class B Units or any securities substantially similar to, convertible into or exercisable or exchangeable for Class A or Class B Units or grant any options or warrants to purchase any Class A or Class B Units or any such securities. Salomon Smith Barney Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

     The Class A Units are listed on the New York Stock Exchange under the symbol "LHP."

     Because the National Association of Securities Dealers, Inc. views the Class A Units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules.

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional Class A Units.

                                         NO EXERCISE   FULL EXERCISE
                                         -----------   -------------
Per Share..............................   $              $
Total..................................   $              $

     In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell Class A Units in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Class A Units in excess of the number of Class A units to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Class A Units in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Class A Units made for the purpose of preventing or retarding the decline in the market price of the Class A Units while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases Class A Units originally sold by that syndicate member.

     Any of these activities may cause the price of the Class A Units to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or in the over-the-counter market, or otherwise, and, if commenced, may be discontinued at any time.

     We estimate that our total expenses of this offering will be $     .

     In the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged, and may in the future engage, in investment banking or commercial banking transactions with us and our affiliates.

     We, together with our subsidiary operating partnership and our general partner, have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                           VALIDITY OF CLASS A UNITS

     The validity of the Class A Units is being passed upon for Lakehead by Andrews & Kurth L.L.P., Houston, Texas. Certain legal matters will be passed upon for the underwriters by Baker & Botts, L.L.P., Houston, Texas.

PROSPECTUS

                                  $200,000,000
                       LAKEHEAD PIPE LINE PARTNERS, L.P.
                              Class A Common Units
                               ------------------

    We may offer and sell up to $200,000,000 of our Class A Common Units in one or more separate offerings with this prospectus. We will determine the prices and terms of the sales at the time of each offering and will describe them in a supplement to this prospectus.

    This prospectus can only be used to offer or sell units if it is accompanied by a prospectus supplement. The prospectus supplement will contain important information about us and the units which is not included in this prospectus. You should read this prospectus and the prospectus supplement carefully.

    We may sell these units to underwriters or dealers, or we may sell them directly to other purchasers. See "Plan of Distribution." The prospectus supplement will list any underwriters and the compensation that they will receive. The prospectus supplement will also show you the total amount of money that we will receive from selling these units, after we pay certain expenses of the offering.

    The Class A Common Units are listed on the New York Stock Exchange under the symbol "LHP".

    Our executive offices are located at Lake Superior Place, 21 West Superior Street, Duluth, Minnesota 55802, and our telephone number is (218) 725-0100.

    YOU SHOULD CAREFULLY READ AND CONSIDER THE RISK FACTORS BEGINNING ON PAGE 6 OF THIS PROSPECTUS BEFORE BUYING UNITS.

    THESE RISKS INCLUDE THE FOLLOWING:

    - OUR PIPELINE SYSTEM DEPENDS ON ADEQUATE SUPPLIES OF AND DEMAND FOR WESTERN CANADIAN CRUDE OIL.

    - THE FEDERAL ENERGY REGULATORY COMMISSION REGULATES THE TARIFFS WE CHARGE OUR CUSTOMERS. WE PLAN TO FILE TARIFF SURCHARGES IN LATE 1998 OR EARLY 1999 TO REFLECT CHANGES IN OUR COSTS AND THROUGHPUT FROM OUR CURRENT SYSTEM EXPANSION PROGRAM. ANY SUCCESSFUL CHALLENGES TO OUR TARIFF RATES COULD ADVERSELY AFFECT US AND REDUCE CASH DISTRIBUTIONS TO OUR UNITHOLDERS.

    - IN MAY 1997, THE ILLINOIS COMMERCE COMMISSION DENIED OUR APPLICATION FOR A CERTIFICATE THAT WE NEED IN ORDER TO EXERCISE CONDEMNATION AUTHORITY IN ILLINOIS FOR OUR CURRENT SYSTEM EXPANSION PROGRAM. ILLINOIS APPELLATE COURTS HAVE REFUSED TO OVERTURN THE DENIAL. AS A RESULT, OBTAINING RIGHTS OF WAY HAS BECOME MORE EXPENSIVE AND HAS TAKEN LONGER THAN IF WE HAD CONDEMNATION AUTHORITY.

    - OUR PARTNERSHIP AGREEMENT LIMITS THE LIABILITY AND MODIFIES THE FIDUCIARY DUTIES OF OUR GENERAL PARTNER TO US AND OUR UNITHOLDERS. UNITHOLDERS HAVE EFFECTIVELY CONSENTED TO CERTAIN ACTIONS AND CONFLICTS OF INTEREST THAT MIGHT OTHERWISE BE DEEMED A BREACH OF FIDUCIARY OR OTHER DUTIES UNDER STATE LAW. CONFLICTS OF INTEREST BETWEEN US AND AFFILIATES OF OUR GENERAL PARTNER COULD ARISE DUE TO OUR GENERAL PARTNER'S RELATIONSHIP WITH US AND ITS AFFILIATES.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               November 25, 1998

                               TABLE OF CONTENTS

Who We Are................................    3
About this Prospectus.....................    3
Where You Can Find More Information.......    3
Forward-Looking Statements................    5
Risk Factors..............................    6
  Risks of Our Business...................    6
    We Depend on the Supply of Western
       Canadian Crude Oil and the Enbridge
       Pipeline System....................    6
    Our Pipeline System Might be Used Less
       if Demand for Crude Oil and Natural
       Gas Liquids Decreases..............    6
    We Cannot Always Control the Rates
       that We Charge.....................    7
    Possible SEP II Right of Way
       Acquisition and Permitting
       Problems...........................    8
    We Compete with Other Pipelines and
       Refineries.........................    9
    We May Have Significant Environmental
       and Safety Costs and Liabilities...    9
    Our Business May Be Interrupted Due to
       Year 2000 Problems.................   10
  Risks Arising From Our Partnership
    Structure and Relationships with Our
    General Partner.......................   10
    Our General Partner May Have Conflicts
       of Interest........................   10
    Our Partnership Agreement Restricts
       the General Partner's Fiduciary
       Duties.............................   11
    We May Sell Additional Units..........   12
    Your Voting Rights are Limited........   12
    It is Difficult to Remove the General
       Partner............................   12
    The General Partner Has a Limited Call
       Right on the Class A Units.........   12
    It is Difficult to Enforce Civil
       Liabilities Against Our Officers,
       Directors and Controlling
       Persons............................   13
  Risks Related to Our Debt and Our
    Ability to Distribute Cash............   13
  Risks Related to Taxes..................   14
    We May be Taxed as a Corporation
       Rather Than as a Partnership.......   14
    Allocation of Taxable Income and
       Loss...............................   14
    Your Tax Liability Could Exceed Your
       Cash Distributions or Proceeds from
       Sales of Units.....................   15
    Uniformity of Units May Not Be
       Maintained.........................   15
Lakehead..................................   16
Use of Proceeds...........................   17
Cash Distributions........................   18
Conflicts of Interest and Fiduciary
  Responsibilities........................   24
Tax Considerations........................   29
Investment in Lakehead by Employee Benefit
  Plans...................................   47
Plan of Distribution......................   48
Validity of Class A Units.................   49
Experts...................................   49

                           -------------------------

     You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                   WHO WE ARE

     We are a publicly traded Delaware limited partnership that owns and operates a regulated crude oil and natural gas liquids pipeline business in the United States. Lakehead Pipe Line Company, Inc., a wholly owned subsidiary of Enbridge Inc. ("Enbridge") of Canada, serves as our general partner. Enbridge is a publicly traded company that is a North American leader in energy services and delivery. We and Enbridge are engaged in the transportation of crude oil and other liquid hydrocarbons through the world's longest liquid petroleum pipeline system (the "System"). We own the United States portion of the System and a subsidiary of Enbridge, Enbridge Pipelines, Inc., owns the Canadian portion of the System (the "Enbridge Pipeline System"). The System is the primary transporter of crude oil from Western Canada to the United States.

     As used in this prospectus, "we," "us," "our," the "Partnership" and "Lakehead" mean Lakehead Pipe Line Partners, L.P. and include our subsidiary operating partnership, Lakehead Pipe Line Company, Limited Partnership. Our Class A Common Units ("Class A Units") represent limited partner interests in Lakehead Pipe Line Partners, L.P. We also have limited partner interests that are represented by Class B Common Units ("Class B Units"). All of our Class B Units are owned by our general partner. The Class A and Class B Units are referred to in this prospectus as "units."

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission ("SEC") using a "shelf" registration process. Under this shelf registration process, we may sell the Class A Units described in this prospectus in one or more offerings up to a total dollar amount of $200,000,000. This prospectus provides you with a general description of us and the Class A Units. Each time we sell Class A Units with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of November 25, 1998. You should carefully read both this prospectus and any prospectus supplement, together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at Seven World Trade Center, New York, New York 10048, and at 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-733-0330 for further information on their public reference room. Our SEC filings are also available at our website at http://www.lakehead.com or at the SEC's web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" the information we have filed with the SEC, which means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC. The documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 are incorporated by reference in this prospectus until we sell all of the Class A Units offered by this prospectus.

- The description of the Class A Common Units contained in Lakehead's Registration Statement on Form 8-A, dated November 14, 1991, as amended by Amendment No. 1 on Form 8-A/A, dated December 9, 1991, and Amendment No. 2 on Form 8-A/A, dated May 2, 1997;

- Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended (the "Form 10-K");

- Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998;

- Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998, as amended;

- Quarterly Report on Form 10-Q for the quarterly period ended September 30,
  1998;

- Current Report on Form 8-K dated July 21, 1998, as amended; and

- Current Report on Form 8-K dated October 20, 1998.

     You may request a copy of these filings, at no cost, by writing or calling us at the following address:

  R. R. Karlen
  Investor Relations
  Lakehead Pipe Line Partners, L.P.
  Lake Superior Place
  21 West Superior Street
  Duluth, Minnesota 55802
  (800) 525-3999
  (218) 725-0100

                           FORWARD-LOOKING STATEMENTS

     Some of the information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference contain forward-looking statements. Such statements use forward-looking words such as "may," "will," "anticipate," "believe," "expect," "project" or other similar words. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition or state other "forward-looking" information. These statements are based on current and anticipated economic conditions, globally and in our markets, governmental regulatory policies, competitive factors and other conditions. These factors and conditions are subject to risks and uncertainties that may cause our actual results to differ substantially from those expressed or implied by these statements. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                                  RISK FACTORS

     Before you invest in our Class A Units, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in the prospectus, any prospectus supplement and the documents we have incorporated by reference before buying Class A Units.

     If any of the following risks actually occurs, then our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of the Class A Units could decline, and you may lose part of your investment.

RISKS OF OUR BUSINESS

  WE DEPEND ON THE SUPPLY OF WESTERN CANADIAN CRUDE OIL AND THE ENBRIDGE PIPELINE SYSTEM

     Our pipeline system depends on the supply of crude oil and other liquid petroleum products from western Canada. Enbridge has advised us that in 1997 the Enbridge Pipeline System transported approximately 65% of all crude oil produced in western Canada. Of this amount, approximately 90% was transported by our pipeline system. If western Canadian crude oil production falls, we expect that our pipeline system will transport less crude oil.

     We depend on producers of western Canadian crude oil who use the Enbridge Pipeline System to reach markets in the United States and eastern Canada. If producers elect to ship on other pipeline systems or sell their crude oil to western Canadian refiners, we will probably transport lower volumes of crude oil through our pipeline system. In addition, if the Enbridge Pipeline System transports less crude oil because of testing, line repair, reduced operating pressures or other reasons, we might transport less crude oil on our pipeline system.

     Although we believe that regulations of the United States Federal Energy Regulatory Commission ("FERC") would allow us to raise our rates if our pipeline system transported significantly less crude oil and if there was a large difference between our rates and our costs, we cannot be assured that we will be allowed to do so. Even if the FERC allowed us to raise our rates in such a case, we might still have lower revenues during the time before our rate increases became effective. If our pipeline system transports lower volumes of crude oil, our revenues could decrease and we could have less cash to distribute to our unitholders.

  OUR PIPELINE SYSTEM MIGHT BE USED LESS IF DEMAND FOR CRUDE OIL AND NATURAL GAS LIQUIDS DECREASES

     Our business depends in part on the level of demand for western Canadian crude oil and natural gas liquids in the markets we serve. The volumes of crude oil and refined products delivered from sources other than western Canada to markets we serve affects the demand for western Canadian crude oil and natural gas liquids and the demand for the use of our pipeline system. Levels of demand for western Canadian crude oil and natural gas liquids also influence the ability and willingness of shippers to use our pipeline system to meet demand.

     Excess pipeline capacity to the markets we serve can also reduce the level of demand for our services. At the present time, the existing pipeline capacity for the delivery of crude oil to the Midwest U.S., the primary market we serve, exceeds current refining capacity.

     Enbridge and a group of refiners have developed a project to reverse the flow of a portion of the Enbridge Pipeline System from Sarnia, Ontario to Montreal, Quebec to transport crude oil from Montreal to Sarnia. The reversal of this line would result in Enbridge competing with our pipeline system in supplying crude oil to the Ontario market. This would likely reduce our deliveries of western Canadian crude oil into the eastern Canadian markets served by our pipeline system. Reversal of Enbridge's Montreal line is expected to occur in 1999. At that time, we expect to redirect quantities of crude oil from the Ontario market to existing U.S. markets served by our pipeline system, although at reduced tariffs due to shorter transportation distances.

     A variety of factors could cause the demand for crude oil and natural gas liquids to fall in the markets that we serve. These factors include:

  - economic conditions

  - fuel conservation measures

  - alternative fuel requirements

  - government regulation

  - technological advances in fuel economy and energy generation devices

     We cannot predict whether or how these or other factors will affect demand for the use of our pipeline system. If our pipeline system transports lower volumes of crude oil and natural gas liquids, our revenues could decrease and we could have less cash to distribute to our unitholders.

 WE CANNOT ALWAYS CONTROL THE RATES THAT WE CHARGE

     Since we are an interstate common carrier, our pipeline operations are regulated by the FERC under the Interstate Commerce Act. This Act allows the FERC and certain other interested parties to challenge proposed or changed rates and our current rates that are already effective. The FERC may suspend our proposed or changed rates for up to seven months and may allow such rates to become effective subject to investigation and potential refund. The FERC may also reduce our current rates in the future and, upon an appropriate showing, order that we pay reparations for damages caused by such rates during the two years prior to the beginning of the FERC's investigation.

     The FERC has used its current ratemaking methodology for liquids pipelines since January 1, 1995. This methodology allows changes in the maximum rate we can charge based on changes in a producer price index. The maximum rate is adjusted up or down each year by the change in this price index minus 1%. The current ratemaking methodology also allows pipelines or shippers to use cost-based or market-based rates, instead of the index-based rates, in certain circumstances. This method of determining rates may limit our ability to set rates based on our true costs or may delay the implementation of rates that reflect increased costs. If this occurs, it could adversely affect us. In addition, if the FERC sets rates using the cost index, changes in this index might not be large enough to fully reflect actual increases in our costs. It is also possible that the index will rise by less than 1% or fall, causing the maximum rates to fall. This happened in July 1998. See "Items 1 and 2. Business and
Properties -- Regulation" in the Form 10-K.

     Many of the ratemaking issues contested in prior rate cases before the FERC, in particular the FERC's oil pipeline ratemaking methodology, have not been reviewed by a federal appeals court. An appeals court review of a FERC rate case could result in a different ratemaking methodology. If this happens, it could adversely affect us and reduce cash distributions to our unitholders.

     The FERC is currently involved in a proceeding with another publicly traded partnership that transports petroleum products. In this proceeding, the FERC might further limit the tax allowance that is permitted in rates charged by publicly traded partnerships. The FERC might also change its application of its oil pipeline ratemaking methodology. The administrative law judge in this proceeding issued an initial decision on September 25, 1997. This decision considered the tax allowance issue as it affects publicly traded partnerships and the FERC oil pipeline ratemaking methodology. The FERC is now reviewing this decision. In this review, the FERC could change its current rulings on the tax allowance issue or the application of the FERC oil pipeline ratemaking methodology in a way that might ultimately adversely affect us and reduce cash distributions to our unitholders.

     The level of tariffs established under the FERC's rules and regulations affects our operating income and cash flow. We plan to file tariff surcharges in late 1998 or early 1999 to reflect changes in our costs and throughput from our System Expansion Program II ("SEP II") and Terrace Expansion Program ("Terrace"). In 1996, we entered into a settlement agreement with the representative of most of our customers on all then outstanding contested tariffs. That agreement sets forth guidelines for the tariff surcharge for SEP
II. However, some implementation details of the surcharge are still subject to interpretation and possible negotiations. We have also entered into an agreement with the same customer representative on the tariff surcharge for Terrace. On October 27, 1998, we filed the agreements with the FERC as a settlement, seeking advance approval for the tariff surcharges for SEP II and Terrace. See "Items 1 and 2. Business and Properties -- SEP II Expansion Program," "-- Terrace Expansion Program" and "-- Tariffs" in the Form 10-K. However, the customers who did not enter into these agreements may still challenge our tariff rate filings. Any successful challenges to our tariff rates could adversely affect us and reduce cash distributions to our unitholders.

 POSSIBLE SEP II RIGHT OF WAY ACQUISITION AND PERMITTING PROBLEMS

     In May 1997, the Illinois Commerce Commission denied our application for a certificate that we need in order to exercise condemnation authority in Illinois for our SEP II project. Illinois appellate courts have refused to overturn the denial. As a result, obtaining rights of way has become more expensive and has taken longer than if we had condemnation authority.

     We are currently obtaining the environmental and construction permits that we need to construct the new pipeline for SEP II. If it takes us longer than anticipated to get these permits, it might take us longer to construct and begin using this new pipeline.

  WE COMPETE WITH OTHER PIPELINES AND REFINERIES

     Pipelines have historically been the least expensive way to transport crude oil over land for intermediate and long distances. As a result, our most significant competitors for transporting western Canadian crude oil are other pipelines. We also face competition, however, when producers choose to sell their crude oil for use in western Canada. Enbridge has advised us that in 1997, the Enbridge Pipeline System transported approximately 65% of total western Canadian crude oil production of which approximately 90% was transported by our pipeline system. The 35% of western Canadian crude oil not transported by the Enbridge Pipeline System was refined in Alberta or Saskatchewan or transported through other pipelines to British Columbia, Washington, Montana and other states in the Northwest U.S. In the United States, our pipeline system competes with other crude oil and refined product pipelines and other methods of delivering crude oil and refined products to the refining centers of Minneapolis-St. Paul, Minnesota; Chicago, Illinois; Detroit, Michigan; Toledo, Ohio; and Buffalo, New York, and, through a connecting pipeline, the refinery market and pipeline hub located in the Patoka/Wood River area of southern Illinois. See "Items 1 and 2. Business and Properties -- Competition" in the Form 10-K.

 WE MAY HAVE SIGNIFICANT ENVIRONMENTAL AND SAFETY COSTS AND LIABILITIES

     Our operations are subject to federal and state laws and regulations relating to environmental protection and operational safety. We believe that we are currently in substantial compliance with these regulations. However, pipeline operations always involve the risk of costs or liabilities related to environmental protection and operational safety matters. As a result, we may incur costs or liabilities of this type in the future. It is also possible that we will have to pay amounts in the future because of changes in environmental and safety laws or enforcement policies or claims for environmental-related damage to persons or property. If we cannot recover these costs from insurance or through higher tariffs, we could be adversely affected and cash distributions to our unitholders could be reduced.

     Federal, state and local laws and regulations impose strict controls on the discharge of oil and certain other materials into navigable waters. These laws and regulations can require us to pay civil and criminal penalties for discharges. If there is a discharge, we also may have to pay for cleanup costs, damage to natural resources and third party lawsuits. These laws require us to use spill prevention control procedures, which include diking and similar structures, to help prevent oil and other materials from getting into navigable waters if there is a leak from our pipeline.

     Contamination resulting from spills of crude oil and petroleum products is not unusual within the petroleum pipeline industry. Spills of crude oil from our pipelines have occurred in the past, and may occur in the future. In addition, directional drilling of pipeline conduits when a pipeline is being constructed can result in discharges of drilling related materials to the soil, groundwater, surface waters or wetlands.

     We have hydrostatically tested parts of our pipeline system in the past, which means that we have tested the structural integrity of our pipelines by filling them with water at high pressures. We may decide that we need to do additional hydrostatic testing in the future, or a regulatory authority may require such testing. If this testing occurs, it could result in significant expense arising out of treatment and disposal of the test water and lost transportation revenues while the pipelines are being tested. We believe that there are suitable alternatives to hydrostatic testing, but such testing may nevertheless be necessary or required in the future. In addition, if Enbridge performs hydrostatic testing on its pipelines in Canada, this could reduce deliveries into our pipeline system because lower volumes would be received from western Canada.

OUR BUSINESS MAY BE INTERRUPTED DUE TO YEAR 2000 PROBLEMS

     The Year 2000 or Y2K issue is a world-wide concern resulting from many existing computer hardware systems and software applications being initially designed to ignore the first two digits of the year. When these systems and applications must process dates both before and after January 1, 2000, the shortened year descriptions could cause system failures or erroneous results. In addition, equipment that is controlled by microcontrollers may also experience similar problems. The interdependence of our computerized systems with those of our customers and suppliers as well as government agencies will play a significant role in our ability to conduct business and exacerbates the risk of business interruptions due to Year 2000 problems.

     Despite our best efforts there can be no assurance that all systems and applications will continue without interruption through January 1, 2000 and beyond. Limited testing ability on commercial software packages and the complexity of identifying all embedded microprocessors that may be used in a great variety of hardware used for process or flow control, environmental, transportation, security, communication and other systems may result in missed systems. Additionally, despite ongoing dialogue with interdependent third parties there can be no assurance that their systems will be fully compliant. In the event of an embedded microprocessor failure, pipeline deliveries could be temporarily delayed until control procedures are re-established. Failures that result in substantial disruptions of business activities could have an adverse effect on us.

RISKS ARISING FROM OUR PARTNERSHIP STRUCTURE AND RELATIONSHIPS WITH OUR GENERAL PARTNER

 OUR GENERAL PARTNER MAY HAVE CONFLICTS OF INTEREST

     Since our general partner is related to both Enbridge and to us, conflicts of interest between us and Enbridge may arise from time to time. The following situations could give rise to conflicts of interest:

  - The general partner determines the amount and timing of any capital expenditures, borrowings and reserves, which can impact the amount of cash that is distributed by us to our unitholders and to the general partner.

  - The general partner determines which expenditures are capital expenditures that are necessary to maintain our pipeline system. (Those expenditures reduce the cash from operations that is used to make distributions to our unitholders.)

  - The general partner determines whether to issue additional units or other equity securities or whether to purchase outstanding units.

  - The general partner controls payments to Enbridge for any services rendered for our benefit, subject to the limitations described in "Conflicts of Interest and Fiduciary Responsibilities."

  - The general partner determines which costs are reimbursable by us.

  - The general partner controls the enforcement of obligations owed to us by the general partner.

  - The general partner decides whether to retain separate counsel, accountants or others to perform services for us.

     There also may be conflicts of interest if Enbridge conducts businesses that compete with our pipeline system. We have an agreement with Enbridge that generally does not prevent Enbridge from pursuing its business interests, even if these interests involve pipelines in the U.S. This agreement and our partnership agreement do not restrict Enbridge from engaging in businesses that it was engaged in at the time of our initial public offering in December 1991, even if such business competes with ours. In addition, the current direction of oil flow through part of the Enbridge Pipeline System from Sarnia to Montreal may be reversed, as discussed in "-- Risks of Our Business -- Our Pipeline System Might be Used Less if Demand for Crude Oil and Natural Gas Liquids Falls." If the reversal of Enbridge's Montreal line occurs, Enbridge will compete with us to supply crude oil to the Ontario market. Our agreement with Enbridge expressly permits this reversal. See "Conflicts of Interest and Fiduciary Responsibilities."

     Our partnership agreement allows the general partner to resolve conflicts of interest by considering the interests of all the parties to the conflict. Therefore, the general partner can consider the interests of Enbridge if a conflict of interest arises. This is very different from the more familiar legal duty of a trustee, who must act solely in the best interests of the trust's beneficiary. See "Conflicts of Interest and Fiduciary Responsibilities."

     We are very dependent on Enbridge and the Enbridge Pipeline System. Nearly all of the crude oil and natural gas liquids we ship comes from the Enbridge Pipeline System in Canada, and shipments on our pipeline system are scheduled by Enbridge in coordination with our general partner. In addition, neither we nor the general partner has any employees. In operating our pipeline system, we and the general partner rely solely on employees of Enbridge and its affiliates. Because Enbridge and its affiliates are engaged in many other businesses and activities that require the services of their employees, those employees may not be available when we need them.

  OUR PARTNERSHIP AGREEMENT RESTRICTS THE GENERAL PARTNER'S FIDUCIARY DUTIES

     The general partner generally has a fiduciary duty to us and to our unitholders. As a result, the general partner must exercise good faith and integrity in handling our assets and affairs. However, Delaware law allows Delaware limited partnerships to modify the fiduciary duties of their general partners. Our partnership agreement does this and limits the fiduciary duties of the general partner to us and to our unitholders. In addition, our unitholders have effectively consented to certain actions and conflicts of interest that might otherwise be deemed a breach of fiduciary or other duties under state law. These modifications of the standards of fiduciary duty may make it much more difficult for a unitholder to successfully challenge the actions of or failure to act by the general partner as being in breach of a fiduciary duty. See "Conflicts of Interest and Fiduciary Responsibilities."

  WE MAY SELL ADDITIONAL UNITS

     We can issue an unlimited number of additional units or other equity securities, including equity securities with rights to distributions and allocations or in liquidation superior to the Class A Units offered by this prospectus. If we issue more units or other equity securities, your proportionate ownership interest in Lakehead will be reduced. This could cause the market price of your units to fall, reduce the cash distributions paid to you as a unitholder, or both.

     Our partnership agreement allows the general partner to cause us to register for sale any units held by the general partner or its affiliates. The general partner currently owns 3,912,750 Class B Units. These registration rights allow the general partner and its affiliates holding any units to request registration of such units and to include any such units in a registration of other units by us. In addition, the general partner and its affiliates may sell their units in private transactions at any time.

  YOUR VOTING RIGHTS ARE LIMITED

     You have limited voting rights as a unitholder. The general partner generally manages the activities of Lakehead. Unitholders do not have the right to elect the general partner on an annual basis. As a result, the unitholders have only limited control over our management. However, if the general partner withdraws or is removed, the unitholders can elect the new general partner by a majority vote of the outstanding units.

  IT IS DIFFICULT TO REMOVE THE GENERAL PARTNER

     A vote of at least 66 2/3% of the outstanding units is required to remove the general partner. Units held by the general partner and its affiliates are excluded from this vote.

     Our partnership agreement does not allow the general partner to withdraw voluntarily as general partner before January 1, 2000 (subject to a few exceptions). However, the general partner can withdraw before this date if such withdrawal is approved by the holders of at least 66 2/3% of the outstanding units (excluding units held by the general partner or its affiliates). If the general partner withdraws or is removed as our general partner, it will automatically be withdrawn as general partner of our subsidiary operating partnership.

     There is no agreement, however, that prevents Enbridge from selling all or part of its ownership in the general partner.

  THE GENERAL PARTNER HAS A LIMITED CALL RIGHT ON THE CLASS A UNITS

     If at any time less than 15% of the outstanding units are held by persons other than the general partner and its affiliates, the general partner has the right to purchase all of the outstanding units.

  IT IS DIFFICULT TO ENFORCE CIVIL LIABILITIES AGAINST OUR OFFICERS, DIRECTORS AND CONTROLLING PERSONS

     Some of the officers and directors of our general partner and some of our controlling persons (as defined under U.S. federal securities laws) are not U.S. residents and have most of their assets outside of the United States. As a result, it might be difficult for you to serve process on these persons. You might want to serve process on them if you are suing them for civil liabilities under U.S. federal securities law. Our Canadian lawyers have told us that it may not be possible to enforce U.S. judgments against these persons if the judgment is based solely on the federal securities laws of the United States.

RISKS RELATED TO OUR DEBT AND OUR ABILITY TO DISTRIBUTE CASH

     We had long-term debt of $685 million as of October 31, 1998. Substantially all of our assets secured $485 million of this debt. In addition, we will probably incur additional indebtedness to fund a portion of the remaining cost of SEP II and the expected cost of phase one of Terrace and to fund a portion of our other expansion programs and capital expenditures. The $685 million of long-term debt as of October 31, 1998 consisted of:

  - $310 million of first mortgage notes (the "First Mortgage Notes"), which have no principal payments due until 2002.

  - $175 million outstanding under a $350 million revolving bank credit facility (the "Revolving Credit Facility").

  - $100 million of 7% senior notes due 2018 (the "7% Notes").

  - $100 million of 7 1/8% senior notes due 2028 (the "7 1/8% Notes" and, together with the 7% Notes, the "Senior Notes").

     The Revolving Credit Facility currently matures on September 6, 2003. The maturity date will be automatically extended each year by an additional year unless the banks give us notice that they will not extend the maturity date. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" in the Form 10-K. The Senior Notes constitute unsecured senior indebtedness of our subsidiary operating partnership and rank equally with all other unsecured and unsubordinated indebtedness of the operating partnership.

     The debt agreements relating to the First Mortgage Notes, the Revolving Credit Facility and the Senior Notes contain various restrictions. Most importantly, the First Mortgage Notes and the Revolving Credit Facility restrict the amount of new debt that the operating partnership can issue and restrict the operations of the operating partnership. In addition, the First Mortgage Notes and the Revolving Credit Facility restrict cash distributions that the operating partnership can make to us. This is important because the operating partnership is our primary source of cash. Therefore, restrictions on the operating partnership's ability to make distributions to us may reduce our ability to make distributions to you. In addition, the operating partnership will be prevented from making distributions to us if there is a continuing default on any of its debt.

     The general partner has broad discretion in establishing cash reserves for the proper conduct of our business. These cash reserves include reserves for future capital expenditures. If we increase cash reserves, the amount of cash that we can distribute to our unitholders may decrease.

RISKS RELATED TO TAXES

  WE MAY BE TAXED AS A CORPORATION RATHER THAN AS A PARTNERSHIP

     Andrews & Kurth L.L.P., our law firm, has rendered its opinion that, under current law, Lakehead will be classified as a partnership for federal income tax purposes. They based their opinion on certain factual representations made to them by the general partner. If any of such facts are incorrect, particularly facts relating to the nature of our gross income, U.S. tax laws could classify Lakehead as a corporation for federal income tax purposes. See "Tax Considerations -- Partnership Status."

     If the tax laws treat Lakehead as a corporation in any taxable year, our income, gains, losses, deductions and credits would not be passed on to our unitholders. In addition, we would have to pay taxes on our net income at corporate rates. Distributions that we make to our unitholders would be treated as dividend income (to the extent of current or accumulated earnings and profits), and, in the absence of earnings and profits, as a nontaxable return of capital (to the extent of the unitholder's tax basis in his units), or as capital gain (after the unitholder's tax basis in his units is reduced to zero). Furthermore, losses realized by us would not flow through to our unitholders.

  ALLOCATION OF TAXABLE INCOME AND LOSS

     Our partnership agreement allows curative allocations of income, deduction, gain and loss by us to account for differences between the tax basis and fair market value of property at the time the property is contributed or deemed contributed to Lakehead and to account for differences between the fair market value and book basis of our assets existing at the time of issuance of any Class A Units issued in this offering. For example, pre-contribution gain exists with respect to assets that have been contributed to Lakehead by the general partner. Our lawyers believe that the curative allocations will prevent a shift of the income tax liability with respect to this gain from the general partner to the holders of Class A Units and that these allocations are therefore consistent with the principles of Section 704(c) of the Internal Revenue Code of 1986, as amended (the "Code"), and with the principles of the applicable regulations of the United States Department of Treasury.

     However, the Internal Revenue Service (the "IRS") could challenge these allocations. A successful IRS challenge to the curative allocations would shift the tax consequences associated with the differences between the fair market value and tax basis of Lakehead's assets in a manner that, in the view of our lawyers, would be contrary to the policy of Section 704(c). Because these curative allocations are consistent with our lawyers' view of the purposes of
Section 704(c) and the associated regulations, our lawyers believe that it is unlikely the IRS will challenge the curative allocations. However, the application of the regulations under Section 704(c) to a publicly traded partnership existing prior to the promulgation of the regulations is unclear. If the IRS were to litigate the matter, a court may not respect the curative allocations. Our lawyers believe that there is substantial authority (within the meaning of Section 6662 of the Code) for our tax reporting position, and that no penalties would be applicable if the IRS were to litigate successfully against the curative allocations. A failure by the IRS to respect the curative allocations would result in ratios of taxable income to cash distributions received by the holders of Class A Units that are materially higher than the estimates that may be set forth in a prospectus supplement.

  YOUR TAX LIABILITY COULD EXCEED YOUR CASH DISTRIBUTIONS OR PROCEEDS FROM SALES OF UNITS

     You will be required to pay federal income tax and, in certain cases, state and local income taxes on your allocable share of our income, even if you do not receive cash distributions from us. You will not necessarily receive cash distributions equal to the tax on your allocable share of our taxable income. Further, if we have a large amount of nonrecourse indebtedness, you may incur a tax liability that is greater than the money you receive when you sell your units.

  UNIFORMITY OF UNITS MAY NOT BE MAINTAINED

     Because we cannot match transferors and transferees of Class A Units, we must attempt to maintain uniformity of the economic and tax characteristics of the Class A Units. In order to so this, we have adopted and will continue to adopt certain depreciation and amortization conventions that do not conform with all aspects of the applicable Treasury regulations. If the IRS were successful in challenging our conventions, uniformity would be affected and gain from the sale of units might be increased.

                                    LAKEHEAD

     We are a publicly traded Delaware limited partnership that owns and operates a regulated crude oil and natural gas liquids pipeline business in the United States. The following chart shows our organization and ownership structure as of the date of this prospectus before giving effect to this offering. Except in the following chart, the ownership percentages referred to in this prospectus reflect the approximate effective ownership interest in us and our subsidiary operating partnership on a combined basis.

              [MAP DEPICTING ORGANIZATIONAL STRUCTURE OF ENBRIDGE,
                 LAKEHEAD AND LAKEHEAD'S OPERATING PARTNERSHIP]

      We and Enbridge are engaged in the transportation of crude oil and other liquid hydrocarbons through the world's longest liquid petroleum pipeline system. We own the United States portion of the System and Enbridge owns the Canadian portion of the System. The System is the primary transporter of crude oil from western Canada to the United States. It is the only pipeline system that transports crude oil from western Canada to eastern Canada. The System serves all the major refining centers in the Great Lakes region of the United States, as well as the Province of Ontario, Canada and, through a connecting pipeline, the Patoka/Wood River refinery market and pipeline hub in southern Illinois.

     Crude oil delivered to the Enbridge Pipeline System originates in oil fields in the western Canadian provinces of Alberta, Saskatchewan, Manitoba and British Columbia and in the Northwest Territories of Canada and is delivered to the Enbridge Pipeline System through facilities owned and operated by third parties or affiliates of Enbridge. Deliveries from the Enbridge Pipeline System are currently made in the prairie provinces of Canada and, through our pipeline system, in the Great Lakes and Midwest regions of the United

States and the Province of Ontario. These deliveries are made principally to refineries either directly or through connecting pipelines of other companies.

     Our pipeline system extends approximately 1,750 miles from the Canadian border near Neche, North Dakota, to the Canadian border near Marysville, Michigan. Four separate pipelines run from the Canadian border near Neche to Clearbrook, Minnesota and three of these pipelines continue on from Clearbrook to Superior, Wisconsin. At Superior, our pipeline system continues as two separate and diverging pipelines. One pipeline runs through the upper Great Lakes region, and the other runs through the lower Great Lakes region of the United States. Both pipelines re-enter Canada at a point near Marysville. Our pipeline system also includes a lateral pipeline from the Canadian border near Niagara Falls to the Buffalo, New York area. Crude oil and natural gas liquids enter our pipeline system at the Canadian border from the Enbridge Pipeline System and, to a lesser extent, at a number of other points. Deliveries of these volumes are then scheduled into our pipeline system in accordance with customer orders.

     Enbridge handles all scheduling of shipments (including routes, storage, etc.) in coordination with our general partner. Our pipeline system includes 16 connections to other pipelines and refineries at various locations in the United States, including the refining centers of Minneapolis-St. Paul, Chicago, Detroit, Toledo, and Buffalo, and, through a connecting pipeline, the Patoka/Wood River refinery market and pipeline hub in southern Illinois. As of September 30, 1998, our pipeline system had approximately nine million barrels of tankage capacity at its three terminals at Clearbrook, Superior and Griffith, Indiana. The tankage capacity is used both to gather crude oil prior to injection into our pipeline system and to facilitate shipping different types of petroleum. At Superior, we remove all petroleum from our pipeline system and direct it into tankage. Then, when appropriate to meet the requirements of batch movements, we reinject the petroleum into our pipeline system for delivery through either the upper Great Lakes region or the lower Great Lakes region of the United States.

                                USE OF PROCEEDS

     Unless otherwise specified in a related prospectus supplement, the net proceeds received by us from the sale of the Class A Units will be used for general partnership purposes, including the expansion of our pipeline system.

                               CASH DISTRIBUTIONS

GENERAL

     One of our principal objectives is to generate cash from our operations and to distribute Available Cash to our unitholders and our general partner. "Available Cash" means generally, with respect to any calendar quarter, the sum of all of our cash receipts plus net reductions to cash reserves less the sum of all of our cash disbursements and net additions to cash reserves. The full definition of Available Cash is set forth in "-- Certain Defined Terms." The definition of Available Cash permits our general partner to establish cash reserves that it determines are necessary or appropriate to provide for the proper conduct of our business (including cash reserves for future capital expenditures), to stabilize distributions of cash to our unitholders and the general partner or as necessary to comply with the terms of any of our agreements or obligations. The general partner has broad discretion in establishing reserves, and its decisions regarding reserves could have a significant impact on the amount of Available Cash that is available for distribution to our unitholders and the general partner. The timing of additions and reductions to reserves may impact the amount of incentive distributions payable to the general partner and may result in the realization of taxable income by unitholders in a year prior to that in which funds related thereto are distributed.

     We will distribute 100% of our Available Cash as of the end of each calendar quarter on or about 45 days after the end of such calendar quarter to unitholders of record on the record date and to the general partner. The record date will generally be the last day of the month immediately following the close of a calendar quarter.

     Cash distributions will be characterized as either distributions of Cash from Operations or Cash from Interim Capital Transactions. The distinction is important because it affects the amount of cash that is distributed to the unitholders relative to the general partner. See "-- Quarterly Distributions of Available Cash -- Distributions of Cash from Operations" and "-- Quarterly Distributions of Available Cash -- Distributions of Cash from Interim Capital Transactions" below. Cash from Operations, which is determined on a cumulative basis, generally means the $54 million cash balance we had on the date of our initial public offering in 1991, plus all cash generated by our operations, after deducting related cash expenditures, reserves and certain other items. Cash from Interim Capital Transactions is generated by (i) borrowings and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business), (ii) sales of units or other equity interests for cash and (iii) sales or other dispositions of any assets for cash (other than inventory, accounts receivable and other current assets and assets disposed of in the ordinary course of business). The full definitions of Cash from Operations, Interim Capital Transactions and Cash from Interim Capital Transactions are set forth in "-- Certain Defined Terms."

     Cash distributions will be treated as distributions of Cash from Operations, until the sum of all amounts distributed to the unitholders and to the general partner (including any incentive distributions) equals the aggregate amount of all Cash from Operations from December 27, 1991 (the date Lakehead commenced operations) through the end of the calendar quarter prior to such distribution. Any amount of cash distributed on such date in excess of the aggregate amount of Cash from Operations will be deemed to constitute Cash from Interim Capital Transactions and distributed accordingly. See "-- Quarterly

Distributions of Available Cash -- Distributions of Cash from Interim Capital Transactions" and "-- Adjustment of the Target Distributions."

     If cash that is deemed to constitute Cash from Interim Capital Transactions is distributed in an aggregate amount per unit equal to $21.50 (the offering price of the Class A Units in our initial public offering in December 1991), the distinction between Cash from Operations and Cash from Interim Capital Transactions will cease, and all cash will, in general, be distributed as Cash from Operations. See "-- Quarterly Distributions of Available
Cash -- Distributions of Cash from Interim Transactions." To date, we have not distributed any cash that was deemed to constitute Cash from Interim Capital Transactions. We do not anticipate that there will be significant amounts of cash that are deemed to constitute Cash from Interim Capital Transactions distributed to our unitholders in the future.

     Capital expenditures that are necessary to maintain our pipeline system will reduce the amount of Cash from Operations. Therefore, if the general partner were to decide that a substantial portion of our capital expenditures was necessary to maintain our pipeline system, the amount of cash distributions that are deemed to constitute Cash from Operations might decrease and the amount of cash distributions that are deemed to constitute Cash from Interim Capital Transactions might increase.

QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH

     We will make quarterly cash distributions to our unitholders and our general partner with respect to each calendar quarter prior to liquidation in an amount equal to 100% of our Available Cash for each quarter. The amount of cash distributed will depend on our future performance.

  DISTRIBUTIONS OF CASH FROM OPERATIONS

     Quarterly distributions of Available Cash constituting Cash from Operations will be made in the following manner:

          FIRST, 98% to all unitholders, pro rata, and 2% to the general partner, until all unitholders have received distributions of $0.59 per unit for such quarter (the "First Target Distribution");

          SECOND, 85% to all unitholders, pro rata, and 15% to the general partner, until all unitholders have received distributions of $0.70 per unit for such quarter (the "Second Target Distribution");

          THIRD, 75% to all unitholders, pro rata, and 25% to the general partner, until all unitholders have received distributions of $0.99 per unit for such quarter (the "Third Target Distribution"); and

          THEREAFTER, 50% to all unitholders, pro rata, and 50% to the general partner.

     The following table illustrates the percentage allocation of Available Cash among the unitholders and the general partner up to the various target distribution levels.

                                                                      MARGINAL PERCENTAGE
                                                                   INTEREST IN DISTRIBUTION
                                                                   -------------------------
                                          QUARTERLY DISTRIBUTION                    GENERAL
                                               AMOUNT UP TO         UNITHOLDERS     PARTNER
                                          ----------------------   -------------   ---------
    FIRST TARGET DISTRIBUTION...........          $0.59                  98%            2%
    SECOND TARGET DISTRIBUTION..........          $0.70                  85%           15%
    THIRD TARGET DISTRIBUTION...........          $0.99                  75%           25%
    THEREAFTER..........................             --                  50%           50%

     The Target Distributions are each subject to adjustment as described below under "-- Distributions of Cash from Interim Capital Transactions" and
"-- Adjustment of the Target Distributions." Notwithstanding the foregoing, if the Target Distributions have been reduced to zero as a result of distributions of Available Cash constituting Cash from Interim Capital Transactions and the holders of the Class A Units have ever failed to receive the First Target Distribution, distributions will first be made 98% to all holders of Class A Units, pro rata, and 2% to the general partner until there has been distributed in respect of each Class A Unit then outstanding (taking into account all prior distributions of Available Cash constituting Cash from Operations) Available Cash constituting Cash from Operations since inception, in an amount equal to the First Target Distribution for all periods since inception. To date, the holders of the Class A Units have always received at least the First Target Distribution.

  DISTRIBUTIONS OF CASH FROM INTERIM CAPITAL TRANSACTIONS

     Distributions of Available Cash constituting Cash from Interim Capital Transactions will be made 98% to all unitholders, pro rata, and 2% to the general partner until a hypothetical holder of a Class A Unit acquired in our initial public offering has received with respect to such Class A Unit distributions of Available Cash constituting Cash from Interim Capital Transactions in an amount per Class A Common Unit equal to $21.50. Thereafter, all distributions of Available Cash constituting Cash from Interim Capital Transactions will be distributed as if they were Cash from Operations, and because the Target Distributions will have been reduced to zero, as described under "-- Adjustment of the Target Distributions," the general partner's share of distributions of Available Cash will increase, in general, to 50% of all distributions of Available Cash. Notwithstanding the foregoing, if the Target Distributions have been reduced to zero as a result of distributions of Available Cash constituting Cash from Interim Capital Transactions and the holders of the Class A Units have ever failed to receive the First Target Distribution, distributions will first be made 98% to all holders of Class A Units and 2% to the general partner until there has been distributed in respect of each Class A Unit then outstanding (taking into account all prior distributions of Available Cash constituting Cash from Operations) Available Cash constituting Cash from Operations since inception in an amount equal to the First Target Distribution for all periods since inception. To date, the holders of the Class A Units have always received at least the First Target Distribution.

     Distributions of Cash from Interim Capital Transactions will not reduce Target Distributions in the quarter in which they are distributed.

ADJUSTMENT OF THE TARGET DISTRIBUTIONS

     The Target Distributions will be proportionately adjusted if any combination or subdivision of units occurs (whether effected by a distribution payable in units or otherwise) other than by reason of the issuance of additional units for cash. In addition, if a distribution is made of Available Cash constituting Cash from Interim Capital Transactions, the Target Distributions will be adjusted downward by multiplying each amount, as the same may have been previously adjusted, by a fraction, the numerator of which is the Unrecovered Initial Unit Price (as defined below) immediately after giving effect to such repayment and the denominator of which is the Unrecovered Initial Unit Price immediately prior to such repayment. The "Unrecovered Initial Unit Price" is the amount by which $21.50 exceeds the aggregate per unit distributions of Cash from Interim Capital Transactions on the Class A Units. If and when the Unrecovered Initial Unit Price is zero, the Target Distributions each will have been reduced to zero.

     The Target Distributions may also be adjusted if legislation is enacted that causes us to become taxable as a corporation or otherwise subjects us to taxation as an entity for federal income tax purposes. In such event, the Target Distributions for each quarter thereafter would be reduced to an amount equal to the product of (i) each of the Target Distributions multiplied by (ii) one minus the sum of (x) the effective federal income tax rate to which we are subject as an entity (expressed as a fraction) plus (y) the effective overall state and local income tax rate to which we are subject as an entity (expressed as a fraction) for the taxable year in which such quarter occurs.

DISTRIBUTION OF CASH UPON LIQUIDATION

     Following the commencement of dissolution and liquidation proceedings, our assets will be sold or otherwise disposed of, and the capital account balances of the unitholders and the general partner will be adjusted to reflect any resulting gain or loss. The proceeds of such liquidation will first be applied to the payment of our creditors in the order of priority provided in our partnership agreement and by law and thereafter will be distributed to the unitholders and the general partner in accordance with their respective capital account balances, as so adjusted.

     Generally, the holders of Class A Units will have no preference over the general partner or holders of Class B Units upon our dissolution and liquidation and will instead be entitled to share with the general partner and the holders of Class B Units in the remainder of our assets in proportion to their respective capital account balances as so adjusted. The manner of such adjustment is as provided in our partnership agreement. Any gain (or unrealized gain attributable to assets distributed in kind) will be allocated among the unitholders and the general partner as follows:

          FIRST, to each unitholder and the general partner having a deficit balance in its capital account to the extent of and in proportion to such deficit balance;

          SECOND, any remaining gain would be allocated 98% to all unitholders, pro rata, and 2% to the general partner, until the capital account for each Class A Unit is equal to the Unrecovered Capital (as defined below) in respect of such Class A Unit;

          THIRD, any then remaining gain would be allocated 98% to the holders of Class B Units, pro rata, and 2% to the general partner until the capital account for each Class B Unit is equal to the Unrecovered Capital in respect of such Class B Unit;

          FOURTH, any then remaining gain would be allocated 98% to all unitholders, pro rata, and 2% to the general partner until the capital account for each unit is equal to the sum of the Unrecovered Capital in respect of such unit plus any cumulative arrearages then existing in the First Target Distribution in respect of such unit for each quarter since inception;

          FIFTH, any then remaining gain would be allocated 85% to all unitholders, pro rata, and 15% to the general partner until the capital account for each unit is equal to the sum of (a) the Unrecovered Capital in respect of such unit, plus (b) any cumulative arrearages then existing in the First Target Distribution in respect of such unit, plus (c) the excess of the Second Target Distribution over the First Target Distribution for each quarter since inception, less (d) the amount of any distributions of Available Cash constituting Cash from Operations in respect of such unit in excess of the First Target Distribution that were distributed 85% to the unitholders pro rata and 15% to the general partner for each quarter since inception ((b) plus (c) less (d) being the "Target Amount");

          SIXTH, any then remaining gain would be allocated 75% to all unitholders, pro rata, and 25% to the general partner, until the capital account for each unit is equal to the sum of (a) the Unrecovered Capital in respect of each unit, plus (b) the Target Amount, plus (c) the excess of the Third Target Distribution over the Second Target Distribution for each quarter since inception, less (d) the amount of any distributions of Available Cash constituting Cash from Operations in respect of such unit in excess of the Second Target Distribution that were distributed 75% to the unitholders pro rata and 25% to the general partner for each quarter since inception; and

          THEREAFTER, any then remaining gain would be allocated 50% to all unitholders, pro rata, and 50% to the general partner.

     Unrecovered Capital with respect to a unit means, in general, the amount equal to the excess of (i) $21.50 over (ii) the aggregate per unit distributions of Cash from Interim Capital Transactions in respect of such unit. Any loss or unrealized loss will be allocated to the unitholders and the general partner first in proportion to the positive balances in the unitholders' and general partner's capital accounts until all such balances are reduced to zero, and, thereafter, to the general partner.

CERTAIN DEFINED TERMS

     The following terms have the respective meanings set forth below:

     "Available Cash" means, with respect to any calendar quarter, (i) the sum of (a) all cash receipts of Lakehead during such quarter from all sources (including distributions of cash received from the Operating Partnership) and
(b) any reduction in cash reserves established in prior quarters (either by reversal or utilization), less (ii) the sum of (aa) all cash disbursements of Lakehead during such quarter (excluding cash distributions to unitholders and to the general partner) and (bb) any cash reserves established in such quarter in such amounts as the general partner shall determine to be necessary or appropriate in its reasonable discretion (x) to provide for the proper conduct of the business of Lakehead (including cash reserves for possible rate refunds or future capital expenditures) or (y) to provide funds for distributions with respect to any of the next four quarters and (cc) any other cash reserves established in such quarter in such amounts as the general partner determines in its reasonable discretion to be necessary because the distribution of such amounts would be prohibited by applicable law or by any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which Lakehead is a party or by which it is bound or its assets are subject. Taxes paid by Lakehead on behalf of, or amounts withheld with respect to, all or less than all of the unitholders shall not be considered cash disbursements of Lakehead that reduce "Available Cash," but the payment or withholding thereof shall be deemed to be a distribution of Available Cash to such unitholders. Alternatively, in the discretion of the general partner, such taxes (if pertaining to all unitholders) may be considered to be cash disbursements of Lakehead that reduce "Available Cash," but the payment or withholding thereof shall not be deemed to be a distribution of Available Cash to unitholders. Notwithstanding the foregoing, "Available Cash" shall not include any cash receipts or reductions in reserves or take into account any disbursements made or reserves established after commencement of the dissolution and liquidation of Lakehead.

     "Cash from Interim Capital Transactions" means cash distributed by Lakehead in excess of the cumulative amount that is Cash from Operations.

     "Cash from Operations" means, at any date but prior to the commencement of the dissolution and liquidation of Lakehead, on a cumulative basis, the cash balance of Lakehead at December 27, 1991 (excluding any cash on hand from the exercise of the Underwriters' over-allotment option), plus all cash receipts of Lakehead from its operations (excluding any cash proceeds from Interim Capital Transactions) during the period since December 27, 1991 through such date less the sum of (a) all cash operating expenditures of Lakehead, including, without limitation, taxes paid by Lakehead as an entity after December 27, 1991, (b) all cash debt service payments of Lakehead during such period (other than payments or prepayments of principal and premium required by reason of loan agreements (including covenants and default provisions therein) or by lenders, in each case in connection with sales or other dispositions of assets or made in connection with refinancing or refunding of indebtedness, provided that any payment or prepayment of principal, whether or not then due, shall be determined at the election and in the discretion of the general partner to be refunded or refinanced by any indebtedness incurred or to be incurred by Lakehead simultaneously with or within 180 days prior to or after such payment or prepayment to the extent of the principal amount of such indebtedness so incurred), (c) all cash capital expenditures of Lakehead during such period necessary to maintain the service capability of our pipeline system, (d) an amount equal to the incremental revenues collected pursuant to a rate increase that are, at such date, subject to possible refund and for which the general partner has established a cash reserve, (e) any cash reserves outstanding as of such date that the general partner determines in its reasonable discretion to be necessary or appropriate to provide for the future cash payment of items of the type referred to in (a) through (c) above, and (f) any cash reserves outstanding as of such date that the general partner determines to be necessary or appropriate in its reasonable discretion to provide funds for distributions with respect to any one or more of the next four quarters, all as determined on a consolidated basis after elimination of intercompany items and the general partner interest of the general partner in the Operating Partnership. Taxes paid by Lakehead on behalf of, or amounts withheld with respect to, all or less than all of the unitholders shall not be considered cash operating expenditures of Lakehead that reduce "Cash from Operations," but the payment or withholding thereof shall be deemed to be a distribution of Available Cash to such unitholders. Alternatively, in the discretion of the general partner, such taxes (if pertaining to all unitholders) may be considered to be cash disbursements of Lakehead that reduces "Cash from Operations," but the payment or withholding thereof shall not be deemed to be a distribution to unitholders.

     "Interim Capital Transactions" means in general, extraordinary transactions that have an impact on the capital of Lakehead, which are defined in the Partnership Agreement to be (a) borrowings and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business) by Lakehead, (b) sales of equity interests by Lakehead and (c) sales or other voluntary or involuntary dispositions of any assets of Lakehead (other than (x) sales or other dispositions of inventory in the ordinary course of business, (y) sales or other dispositions of other current assets including accounts receivable or (z) sales or other dispositions of assets as part of normal retirements or replacements), in each case prior to the commencement of the dissolution and liquidation of Lakehead.

              CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

     Certain conflicts of interest could arise as a result of the relationships among Enbridge and its affiliates, the general partner and Lakehead. The general partner makes all decisions relating to Lakehead. Some of the officers of the general partner who make such decisions may also be officers of Enbridge and its affiliates. In addition, Enbridge indirectly owns all of the capital stock of the general partner. The directors and officers of Enbridge have fiduciary duties to manage Enbridge, including its investments in its affiliates (including the general partner), in a manner beneficial to the shareholders of Enbridge. In general, the general partner has a fiduciary duty to manage Lakehead in a manner beneficial to the unitholders. However, the partnership agreement of Lakehead (the "Partnership Agreement") contains provisions that allow the general partner to take into account the interests of parties in addition to Lakehead and the unitholders in resolving conflicts of interest. The Partnership Agreement also contains provisions that may restrict the remedies available to unitholders for actions taken that might otherwise constitute breaches of fiduciary duty. The duty of the directors and officers of the general partner and Enbridge to their shareholders and affiliates may, therefore, conflict with the duties of the general partner to the unitholders.

     Potential conflicts of interest could arise in the situations described below, among others:

          (a) The amount of cash expenditures, borrowings and reserves in any quarter may affect whether or the extent to which there is sufficient Available Cash constituting Cash from Operations to make distributions to the unitholders. In addition, the general partner's determination to make a capital expenditure for the purpose of maintaining our pipeline system or its determination as to what portion of a capital expenditure was made for the purpose of maintaining our pipeline system may have the same effect. Borrowings and issuances of additional units also increase the amount of Available Cash and, in the case of working capital borrowings, the amount of Cash from Operations. The Partnership Agreement provides that any borrowings by Lakehead, or the approval thereof by the general partner, will not constitute a breach of any duty by the general partner to Lakehead or the unitholders, including borrowings that have the purpose or effect of enabling the general partner to receive incentive distributions. Further, any actions taken by the general partner consistent with the standards of reasonable discretion set forth in the definitions of Available Cash, Cash from Operations and Interim Capital Transactions will not breach any duty of the general partner to Lakehead or the unitholders. See "Cash Distributions."

          (b) Under the terms of the Partnership Agreement and the partnership agreement of the Operating Partnership (the "Operating Partnership Agreement" and, together with the Partnership Agreement, the "Partnership Agreements"), the general partner will exercise its discretion in managing the business of Lakehead. As a result, the general partner is not restricted from paying Enbridge or its affiliates for any services rendered on terms that are fair and reasonable to Lakehead. The general partner will determine which of its direct or indirect costs (including costs allocated to the general partner by Enbridge and its affiliates) are reimbursable by Lakehead. Employees of Enbridge and its affiliates currently provide services to the general partner for the benefit of Lakehead pursuant to a Services Agreement among Enbridge, an affiliate of Enbridge and the general partner. Substantially all of the shipments of crude oil and natural gas liquids delivered by our pipeline system originate from the Enbridge Pipeline System, and Enbridge handles all scheduling of shipments (including routes and storage) in coordination with the general partner.

          (c) The general partner has certain varying percentage interests and priorities with respect to Available Cash. See "Cash Distributions." The timing and amount of cash receipts may be affected by various determinations made by the general partner under the Partnership Agreements (including, for example, those relating to the timing of any capital transaction, the establishment and maintenance of reserves, the timing of expenditures, the incurrence of debt and other matters).

          (d) Neither of the Partnership Agreements nor any of the other agreements, contracts and arrangements between Lakehead, on the one hand, and the general partner, Enbridge and its affiliates, on the other hand, were or will be the result of arm's-length negotiations. The interests of the unitholders have not been represented by separate legal counsel in connection with the preparation of such agreements, contracts or arrangements.

          (e) The decision whether Lakehead or the general partner should purchase outstanding units at any time may involve the general partner or Enbridge in a conflict of interest.

          (f) Enbridge and its affiliates (other than the general partner) are expressly permitted by the terms of the Partnership Agreement to engage in any businesses and activities, including in certain instances, those in direct competition with Lakehead, except as described below under "-- Restrictions on General Partner Activity." For example, Enbridge and a group of refiners have developed a project to reverse the flow of a portion of the Enbridge Pipeline System from Sarnia to Montreal, to transport crude oil from Montreal to Sarnia. The reversal of this line would result in Enbridge becoming a competitor of Lakehead for supplying crude oil to the Ontario market.

          (g) Lakehead and the general partner do not have any employees and rely solely on employees of Enbridge and its affiliates. Although the general partner conducts no business other than acting as general partner of Lakehead and the Operating Partnership and managing certain subsidiaries and ancillary activities, Enbridge and its affiliates conduct business and activities of their own in which Lakehead has no economic interest. As a result, employees who provide services to the general partner may not be available when needed.

          (h) As a matter of practice and whenever possible, the general partner limits the liability under contractual arrangements of Lakehead to all or particular assets of Lakehead, with the other party to have no recourse against the general partner or its assets other than its interest in Lakehead. In some circumstances, such action of the general partner may result in the terms of the transaction being less favorable to Lakehead than would otherwise be the case. The Partnership Agreement provides that such action does not constitute a breach of the general partner's fiduciary obligations.

          (i) Lakehead is, and may in the future be, a party to various agreements to which the general partner and its affiliates, including Enbridge, are also parties and that provide certain benefits to Lakehead. However, unitholders do not have the right under these agreements to enforce directly the obligations of the general partner or of such affiliates in favor of Lakehead. Therefore, the unitholders must depend upon the general partner to enforce such obligations, including obligations that it or such affiliates may owe to Lakehead.

RESTRICTIONS ON GENERAL PARTNER ACTIVITY

     The general partner is subject to certain restrictions on its activities. The sole business of the general partner is to act as general partner of Lakehead and the Operating Partnership, to manage certain subsidiaries and to undertake ancillary activities. Further, the Partnership Agreement provides that no subsidiary of the general partner will engage in or acquire any business that is in direct material competition with the business of Lakehead as conducted at the time of its formation in 1991, subject to the exceptions set forth below. None of the instruments to which Lakehead or the Operating Partnership is a party imposes any restriction on the ability of Enbridge and its affiliates, other than the general partner, to engage in any business. Enbridge agreed, however, in a separate agreement (the "Distribution Support Agreement"), that for so long as an affiliate of Enbridge is the general partner of Lakehead and the Operating Partnership, Enbridge and its other subsidiaries will not engage in or acquire any business that is in direct material competition with the business of Lakehead as conducted at the time of its formation in 1991, subject to the following important exceptions:

          FIRST, there is no restriction on the ability of Enbridge and its other subsidiaries to continue to engage in businesses, including the normal development of those businesses in the future, in which they were engaged as of December 1991 and that are or may be in the future in competition with Lakehead, including the potential reversal of the Montreal extension to transport crude oil from Montreal to Sarnia;

          SECOND, the scope of the competition restriction is limited geographically to those routes and products in respect of which Lakehead provided transportation as of December 1991. For example, Enbridge and its other subsidiaries would be permitted to acquire a pipeline business in which transportation is made over routes not served by Lakehead or involving products not transported by Lakehead as of December 1991;

          THIRD, Enbridge and its other subsidiaries may acquire any competitive business as part of a larger acquisition so long as the majority of the value of the business or assets acquired, in Enbridge's judgement, is not attributable to such competitive business; and

          FOURTH, Enbridge and its other subsidiaries may acquire any competitive business if it is first offered for acquisition to Lakehead and Lakehead fails to approve, after submission to a unitholder vote, the making of such acquisition. The approval of the holders of a majority of the outstanding units (excluding any units held by the general partner and its affiliates) is required for Lakehead to exercise its right to accept such an offer.

     Except as specified above, Enbridge and its affiliates are not restricted by the terms of the Distribution Support Agreement or the Partnership Agreements from engaging in businesses that may be in competition with Lakehead. In addition, the Partnership Agreement specifically states that it will not constitute a breach of the general partner's fiduciary duty for Enbridge or its other subsidiaries to take advantage of any business opportunity in preference to or to the exclusion of Lakehead, except as specifically limited by the restrictions described above.

FIDUCIARY RESPONSIBILITIES OF THE GENERAL PARTNER

     The general partner is generally accountable to Lakehead and the unitholders as a fiduciary. Consequently, the general partner must exercise good faith and integrity in handling the assets and affairs of Lakehead. In contrast to the relatively well-developed state of the law concerning fiduciary duties owed by officers and directors to the shareholders of a corporation, the law concerning the duties owed by general partners to the other partners and to their partnerships is relatively undeveloped. The Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties that might otherwise be applied by a court in analyzing the standard of duty owed by general partners to limited partners. The Partnership Agreement, as permitted by the Delaware Act, contains various provisions that have the effect of restricting the fiduciary duties that might otherwise be owed by the general partner to Lakehead and its partners. In addition, holders of Class A Units are deemed to have consented to certain actions and conflicts of interest that might otherwise be deemed a breach of fiduciary or other duties under state law.

     The Partnership Agreement provides that whenever a conflict of interest arises between the general partner or its affiliates, on the one hand, and Lakehead or any unitholder, on the other hand, the general partner will be authorized, in resolving such conflict or determining such action, to consider the relative interests of the parties involved in such conflict or affected by such action, any customary or accepted industry practices, if applicable, generally accepted accounting or engineering practices or principles and such additional factors as the general partner determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. The same considerations will apply whenever the Partnership Agreement requires the general partner to act in a manner that is fair and reasonable to Lakehead or the unitholders. Thus, unlike the strict duty of a trustee who must act solely in the best interests of his beneficiary, the Partnership Agreement permits the general partner to consider the interests of all parties to a conflict of interest, including the interests of the general partner and its affiliates, including Enbridge. The Partnership Agreement also provides that in certain circumstances the general partner will act in its sole discretion, in good faith or pursuant to other appropriate standards.

     The Partnership Agreement also provides that any standard of care and duty imposed on the general partner will be modified, waived or limited as required to permit the general partner to act under the Partnership Agreement and to make any decision pursuant to the authority prescribed in the Partnership Agreement so long as such action is reasonably believed by the general partner to be in the best interests of Lakehead. Further, the Partnership Agreement provides that the general partner will not be liable for monetary damages to Lakehead or the unitholders for errors of judgement or for any other acts or omissions if the general partner acted in good faith. Lakehead is required, under the terms of the Partnership Agreement, to indemnify the general partner and its officers, directors, employees and agents against liabilities, costs and expenses, if the general partner or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of Lakehead and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. This indemnification provision could include indemnification of the general partner for its negligent acts.

     The Delaware Act provides that a limited partner may institute legal action on behalf of the partnership (a partnership derivative action) to recover damages from a third party where the general partner has refused to institute the action or where an effort to cause the general partner to do so is not likely to succeed. In addition, the statutory or case law of certain jurisdictions may permit a limited partner to institute legal action on behalf of himself or all other similarly situated limited partners (a class action) to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

     The fiduciary obligations of general partners is a developing area of the law. The general partner has not obtained an opinion of counsel covering the provisions set forth in the Partnership Agreement that purport to waive or restrict fiduciary duties of the general partner. Unitholders should consult their own legal counsel concerning the fiduciary responsibilities of the general partner and its officers and directors and the remedies available to unitholders.

                               TAX CONSIDERATIONS

     This section is a summary of certain federal income tax considerations that may be relevant to prospective unitholders and, to the extent set forth below under "-- Legal Opinions and Advice," represents the opinion of Andrews & Kurth L.L.P., our counsel ("Counsel"), insofar as it relates to matters of law and legal conclusions. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended ("Code"), existing and (to the extent noted) proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "Lakehead" are references to both Lakehead and the Operating Partnership.

     No attempt has been made in the following discussion to comment on all federal income tax matters affecting Lakehead or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited applications to corporations, estates, trusts or non-resident aliens. Accordingly, each prospective unitholder should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences to him of the purchase, ownership or disposition of units.

LEGAL OPINIONS AND ADVICE

     Counsel has expressed its opinion that, based on the representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes, (i) Lakehead will be treated as a partnership, and (ii) owners of units (with certain exceptions, as described in "-- Limited Partner Status" below) will be treated as partners of Lakehead (but not the Operating Partnership). In addition, all statements as to matters of law and legal conclusions contained in this section, unless otherwise noted, reflect the opinion of Counsel. Counsel has also advised the general partner that, based on current law, the following addresses all material tax consequences to unitholders who are individual citizens or residents of the United States from the purchase, ownership and disposition of units.

PARTNERSHIP STATUS

     An organization that is classified for federal income tax purposes as a partnership is not a taxable entity and incurs no federal income tax liability. Each partner is required to take into account in computing his federal income tax liability his allocable share of income, gains, losses, deductions and credits of Lakehead, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of the distribution is in excess of the partner's adjusted tax basis in his partnership interest.

     Counsel is of the opinion that, under current law and regulations, Lakehead and the Operating Partnership will each be classified as a partnership for federal income tax purposes. Counsel's opinion with respect to periods before 1997 depended on different factual matters, which the general partner believes are true. Counsel has rendered its opinion as to taxable years beginning after 1996 in reliance upon the accuracy of the following representations made by the general partner:

          1. Neither Lakehead nor the Operating Partnership has elected nor will elect to be treated as an association or corporation.

          2. Lakehead and the Operating Partnership have been operated and will be operated in accordance with applicable state partnership statutes and the applicable Partnership Agreements.

          3. For each taxable year, more than 90% of the gross income of Lakehead has been and will be income that Counsel has opined or may opine is "qualifying income" within the meaning of Section 7704(d) of the Code.

     Counsel's opinion as to the classification of Lakehead is based on the assumption that if the general partner ceases to be a general partner, any successor general partner (or general partners) will make and satisfy such representations. In this regard, if the general partner were to withdraw as a general partner at a time when there is no successor general partner, or if the successor general partner could not satisfy the above representations, then the IRS might attempt to classify Lakehead as an association taxable as a corporation.

     Counsel's opinion as to the partnership status of Lakehead is based principally upon its interpretation of Treasury Regulations under Section 7701 of the Code and Section 7704 of the Code, and upon the continuing accuracy of the representations made by the general partner as described above.

     Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. Section 7704 of the Code provides an exception to its general rule (the "Natural Resource Exception") in the case of a publicly traded partnership if 90% or more of its gross income for every taxable year consists of "qualifying income." Whether Lakehead will continue to meet the Natural Resource Exception is a matter to be determined by Lakehead's operations and the facts existing at the time of determination. However, the general partner will use its best efforts to cause Lakehead to operate in such fashion as is necessary for Lakehead to continue to meet the Natural Resource Exception.

     If Lakehead fails to meet the Natural Resource Exception (other than a failure determined by the IRS to be inadvertent that is cured within a reasonable time after discovery), Lakehead will be treated as if it had transferred all of its assets (subject to liabilities) to a newly formed corporation (on the first day of the year in which it fails to meet the Natural Resource Exception) in return for stock in such corporation, and then distributed such stock to the Partners in liquidation of their interest in Lakehead. This contribution and liquidation should be tax-free to unitholders and Lakehead, so long as Lakehead, at such time, does not have liabilities in excess of the basis of its assets. Thereafter, Lakehead will be treated as a corporation.

     If Lakehead is treated as a corporation, Lakehead will be a separate taxpayer, and its income, gains, losses, deductions and credits will be reported on its own return instead of being passed through to unitholders. Lakehead's net income will be subject to federal income tax, under current law, at rates up to 35%. Distributions made to unitholders generally will be treated as either a taxable dividend of current and accumulated earnings and profits or, in the absence of earnings and profits, as a nontaxable return of capital (to the extent of the unitholder's basis in his units) or as taxable capital gain (after the unitholder's basis in his units is reduced to zero, and assuming that the units are held as capital assets). Accordingly, treatment of Lakehead as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return.

     Counsel's opinion is based upon currently applicable law and regulations, and it may be made inapplicable by new legislation or changes in Treasury Regulations.

     The discussion below is based on the assumption that Lakehead and the Operating Partnership will each be classified as a partnership for federal income tax purposes. If that assumption proves to be erroneous, most, if not all, of the tax consequences described below would not be applicable to unitholders, and distributions to unitholders would be materially reduced.

LIMITED PARTNER STATUS

     Unitholders who become limited partners pursuant to the provisions of the Partnership Agreement will be treated as partners of Lakehead for federal income tax purposes.

     Counsel is also of the opinion that (i) assignees who have executed and delivered transfer applications and are awaiting admission as limited partners and (ii) unitholders whose units are held in street name or by another nominee will be treated as partners for federal income tax purposes. As there is no direct authority addressing assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver such transfer applications, Counsel's opinion does not extend to such persons. Furthermore, a purchaser or other transferee of units who does not execute and deliver a transfer application may not receive certain federal income tax information or reports furnished to holders of units unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application with respect to such units.

     A beneficial owner of units whose units have been transferred to a "short seller" to complete a short sale would appear to lose his status as a partner with respect to such units for federal income tax purposes. See "-- Tax Treatment of Operation -- Treatment of Units Loaned to Cover Short Sales."

     Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by such a unitholder would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in Lakehead for federal income tax purposes.

TAX CONSEQUENCES OF UNIT OWNERSHIP

  FLOW-THROUGH OF TAXABLE INCOME

     No federal income tax will be paid by Lakehead. Instead, each unitholder will be required to report on his income tax return his allocable share of the income, gains, losses and deductions of Lakehead without regard to whether he receives cash distributions.

  TREATMENT OF LAKEHEAD DISTRIBUTIONS

     Distributions by Lakehead generally will not be taxable to a unitholder for federal income tax purposes to the extent of his basis in his Units immediately before the distribution. Cash distributions in excess of a unitholder's basis generally will be considered to be gain from the sale or exchange of the units, taxable in accordance with the rules described under "Disposition of Class A Units" below. Any reduction in a unitholder's share of Lakehead's liabilities for which no Partner, including the general partner, bears the economic risk of loss ("nonrecourse liabilities") will be treated as a distribution of cash to such unitholder. It is not expected that Lakehead will incur any material amounts of nonrecourse liabilities. To the extent that distributions by Lakehead cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture as income in the year of such distributions any losses deducted in previous years. See "-- Limitations on Deductibility of Lakehead Losses."

     A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his basis in his Units, if such distribution reduces the unitholder's share of Lakehead's "unrealized receivables" (including depreciation recapture) and/or "substantially appreciated inventory items", as such terms are defined in Section 751 of the Code (collectively, "Section 751 Assets"). The Partnership Agreement provides that recapture income will be allocated, to the extent possible, to the unitholders who were allocated the deductions giving rise to the treatment of gain as recapture income. Such allocations, along with allocations in accordance with Section 704(c) principles, should minimize the risk to a holder of Class A Units of recognition of ordinary income under Section 751(b) of the Code upon a non-pro rata distribution of money or property. The IRS may contend, however, that such a deemed exchange of Section 751 Assets has occurred and that therefore ordinary income must be realized under Section 751(b) of the Code by unitholders on such a non-pro rata distribution of money or property.

  SPECIAL ALLOCATION OF GROSS INCOME

     As provided in the Partnership Agreement, the holders of Class A Units may be allocated amounts of gross income that would otherwise be allocated to the holders of Class B Units (the "Special Allocation"). With respect to taxable years 1998 and 1999, the amount of the Special Allocation could be up to $11 million in each year. Thereafter, the Special Allocation to be made each year could increase by up to $2 million every two years until the taxable year beginning with 2012, for which the Special Allocation could be up to $25 million for that year and for each taxable year thereafter. Notwithstanding the above, the Special Allocation will not be made (or will be reduced) in any taxable year to the extent that a purchaser of a Class A Unit in Lakehead's initial public offering would be allocated an amount of federal taxable income with respect to such taxable year that would exceed 65% of the amount of cash distributed to such a unitholder with respect to that taxable year. However, there is no assurance that the ratio of taxable income to cash distributed with respect to any taxable year will not exceed 65%. Based on the current level of distributions, the general partner anticipates that the Special Allocation will be used in its entirety for the taxable years 1998 through 2000. To the extent that the Special Allocation is not made in any year, it cannot be carried forward.

  BASIS OF UNITS

     A unitholder's initial tax basis for his unit will be the amount paid for the unit. The initial tax basis will be increased by the unitholder's share of Lakehead income. The basis will be decreased (but not below zero) by distributions from Lakehead, by the unitholder's share of Lakehead losses and by the unitholder's share of expenditures of Lakehead that are not deductible in computing its taxable income and are not required to be capitalized.

  LIMITATIONS ON DEDUCTIBILITY OF LAKEHEAD LOSSES

     The passive loss limitations generally provide that individuals, estates, trusts and certain closely held corporations and personal service corporations can only deduct losses from passive activities (generally activities in which the taxpayer does not materially participate) that are not in excess of the taxpayer's income from such passive activities. The passive loss limitations are to be applied separately with respect to each publicly traded partnership. Consequently, losses generated by Lakehead, if any, will only be available to offset future income generated by Lakehead and will not be available to offset income from other passive activities or investments (including other publicly traded partnerships) or salary or active business income. Passive losses that are not deductible because they exceed the unitholder's income generated by Lakehead may be deducted in full when the unitholder disposes of his entire investment in Lakehead in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, such as the at risk rules and the basis limitation.

     A unitholder's share of net income from Lakehead may be offset by any suspended passive losses from Lakehead, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued that characterize net passive income from a publicly-traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.

     To the extent losses are incurred by Lakehead, a unitholder's share of deductions for losses will be limited to the tax basis of the unitholder's units or, in the case of an individual unitholder or a corporate unitholder if more than 50% in the value of its stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations, to the amount that the unitholder is considered to be "at risk" with respect to Lakehead's activities, if that is less than the unitholder's basis. A unitholder must recapture as income in the year of such distributions losses deducted in previous years to the extent that distributions by Lakehead cause the unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder's basis or at risk amount (whichever is the limiting factor) is increased.

     In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of the basis attributable to his share of Lakehead's nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold his units if the lender of such borrowed funds owns an interest in Lakehead, is related to such a person or can look only to units for repayment. A unitholder's at risk amount will increase or decrease as the basis of the unitholder's units increases or decreases (other than tax basis increases or decreases attributable to increases or decreases in his share of Lakehead's nonrecourse liabilities).

  LIMITATIONS ON INTEREST DEDUCTIONS

     The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." As noted, a unitholder's net passive income from Lakehead will be treated as investment income for this purpose. In addition, the unitholder's share of Lakehead's portfolio income will be treated as investment income. Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) a partnership's interest expense attributed to portfolio income and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

ALLOCATION OF LAKEHEAD INCOME, GAIN, LOSS AND DEDUCTION

     In general, if Lakehead has a net profit, items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their respective percentage interests in Lakehead. If Lakehead has a net loss, items of income, gain, loss and deduction generally for both book and tax purposes will be allocated, first, to the general partner and the unitholders in accordance with their respective percentage interests to the extent of their positive capital accounts (as maintained under the Partnership Agreement), and second, to the general partner. In addition, by reason of the Special Allocation discussed in "-- Tax Consequences of Unit
Ownership -- Special Allocation of Gross Income," the holders of Class A Units could be allocated amounts of gross income with respect to taxable years of Lakehead that would otherwise be allocated to the holders of Class B Units. Although Lakehead does not expect that its operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of Lakehead income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible. On a liquidating sale of assets, the Partnership Agreement provides separate gain and loss allocations designed, to the extent possible, (i) to eliminate a deficit in any unitholder's capital account and (ii) to produce capital accounts that, when followed on liquidation, will result in each unitholder recovering the Unrecovered Capital, and his distributive share of any additional value.

     Notwithstanding the above, as required by Section 704(c) of the Code, certain items of Lakehead's income, deduction, gain and loss will be specially allocated for tax purposes to account for the difference between the tax basis and fair market value of property contributed to Lakehead by the general partner ("Contributed Property"), and to account for the difference between the fair market value of Lakehead's assets and their carrying value on Lakehead's books at the time of any offering made pursuant to this prospectus. In addition, certain items of recapture income will be allocated to the extent possible to the unitholder allocated the deduction or curative allocation (discussed below) giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income by some unitholders, but these allocations may not be respected by the IRS. If these allocations of recapture are not respected, the amount of the income or gain allocated to a unitholder will not change but instead a change in the character of the income allocated to the unitholder would result.

     Treasury Regulations permit curative allocations similar to those provided for by the Partnership Agreement. However, the application of those regulations in the context of a publicly traded partnership existing at the time of promulgation is unclear. Because such curative allocations are consistent with Counsel's view of the purposes of Section 704(c) and with the principles of the regulations, Counsel believes that it is unlikely that the IRS will challenge the curative allocations. However, if the IRS were to litigate the matter, it is uncertain whether the curative allocations would be respected by a court. Counsel believes that there is substantial authority (within the meaning of Section 6662 of the Code) for Lakehead's tax reporting position, and that no penalties would be applicable if the IRS were to litigate successfully against the curative allocations. Because Lakehead has a relatively low tax basis in its properties, a successful challenge by the IRS of the curative allocation would result in ratios of taxable income to cash distributions received by holders of Class A Units that are materially higher than the estimates that may be set forth in any accompanying Prospectus Supplement.

     Counsel is of the opinion that, with the exception of the curative allocations, the Special Allocation and the allocation of recapture income discussed above, allocations under the Partnership Agreement will be respected for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction. There are, however, uncertainties in the Treasury Regulations relating to allocations of partnership income, and investors should be aware that some of the allocations in the Partnership Agreement may be successfully challenged by the IRS.

     If an allocation contained in the Partnership Agreement is not respected for federal income tax purposes, notwithstanding the opinion of Counsel, items of income, gain, loss, deduction or credit will be reallocated to the unitholders and the general partner in accordance with their respective interests in such items. Such reallocation among the unitholders and the general partner of such items of income, gain, loss, deduction or credit allocated under the Partnership Agreement could result in additional taxable income to the unitholders. If the Special Allocation is not given effect, the gross income subject to these allocations will be allocated to the holders of Class B Units.

TAX TREATMENT OF OPERATIONS

  INCOME AND DEDUCTIONS IN GENERAL

     Each unitholder will be required to report on his income tax return his allocable share of income, gains, losses, deductions and credits of Lakehead for the taxable year of Lakehead ending within or with the taxable year of a unitholder. Such items must be included on the unitholder's federal income tax return without regard to whether Lakehead makes a distribution of cash to the unitholder.

     A unitholder who owns units at any time during a quarter and who disposes of such units prior to the record date set for a distribution with respect to such quarter will be allocated items of Lakehead's income and gain attributable to the months in such quarter during which such units were owned but will not be entitled to receive such cash distribution.

  ACCOUNTING METHOD AND TAXABLE YEAR

     Lakehead uses the calendar year as its taxable year and the accrual method of accounting for federal income tax purposes.

  INITIAL TAX BASIS, DEPRECIATION AND AMORTIZATION

     The tax basis established for the various assets of Lakehead will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. The aggregate tax basis established for the assets contributed to Lakehead by the general partner was initially equal to the tax basis of the general partner in such assets immediately before their contribution to Lakehead. See "-- Allocation of Lakehead Income, Gain, Loss and Deduction."

     Lakehead has both tangible assets of substantial value (including the pipeline and related equipment) and rights of way of substantial value. Amortization deductions in respect of such assets are based on determinations as to their relative fair market values and useful lives by Lakehead. The IRS may
(i) challenge either the fair market values or the useful lives assigned to such assets or (ii) seek to characterize intangible assets as nonamortizable goodwill. If any such challenge or characterization were successful, the deductions allocated to a unitholder in respect of such assets would be reduced or eliminated and a unitholder's share of taxable income from Lakehead would be increased accordingly. Any such increase could be material.

  SECTION 754 ELECTION

     Lakehead has made the election permitted by Section 754 of the Code. Such an election is irrevocable without the consent of the IRS. The election generally permits a purchaser of Class A Units to adjust his share of the basis in Lakehead's properties ("inside basis") pursuant to Section 743(b) of the Code to fair market value (as reflected by his unit price). The 743(b) adjustment is attributed solely to a purchaser of Class A Units and is not added to the bases of Lakehead's assets. (For purposes of this discussion, a unitholder's inside basis in Lakehead's assets will be considered to have two components: (i) his share of Lakehead's actual basis in such assets ("Common Basis"); and (ii) his
Section 743(b) adjustment allocated to each such asset.)

     Proposed Treasury Regulations under Section 743 of the Code generally require the Section 743(b) adjustment attributable to recovery property to be depreciated as if it were newly purchased recovery property placed in service when the transfer occurs. The proposed regulations under Section 197 also indicate that the Section 743(b) adjustment attributable to an amortizable
Section 197 intangible should be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the unit. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. The depreciation and amortization methods and useful lives associated with the
Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the Common Bases in such properties. Pursuant to the Partnership Agreement, the general partner is authorized to adopt a convention to preserve the uniformity of units even if such convention is not consistent with certain Treasury regulations. See "-- Uniformity of Class A Units" below.

     Although Counsel is unable to opine as to the validity of such an approach, Lakehead intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Common Basis of such property, or treat that portion as non-amortizable to the extent attributable to property the Common Basis of which is not amortizable despite its inconsistency with Treasury Regulation Section 1.167(c)(1)(a)(6), Proposed Treasury Regulation Section 1.743-1(j)(4)(i)(B)(1) and Proposed Treasury Regulation 1.197-2(g)(3). To the extent such Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, Lakehead will apply the rules described in the Regulations and legislative history. If Lakehead determines that such position cannot reasonably be taken, Lakehead may adopt a depreciation or amortization convention under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to Common Basis or
Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in Lakehead's property. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to certain unitholders. See "-- Uniformity of Class A Units" below.

     The allocation of the Section 743(b) adjustment must be made in accordance with the principles of Section 1060 of the Code. Based on these principles, the IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by Lakehead to goodwill. As an intangible asset, goodwill would be amortizable over a longer period of time than Lakehead's tangible assets.

     A Section 754 election is advantageous if the transferee's basis in his units is higher than such units' share of the aggregate basis to Lakehead of Lakehead's assets immediately prior to the transfer. In such case, pursuant to the election, the transferee would take a new and higher basis in his share of Lakehead's assets for purposes of calculating, among other items, his depreciation deductions and his share of any gain or loss on a sale of Lakehead's assets. Conversely, a Section 754 election is disadvantageous if the transferee's basis in such units is lower than such units' share of the aggregate basis of Lakehead's assets immediately prior to the transfer. Thus, the amount that a unitholder will be able to obtain upon the sale of his units may be affected either favorably or adversely by the election.

     The calculations involved in the Section 754 election are complex and will be made by Lakehead on the basis of certain assumptions as to the value of Lakehead's assets and other matters. There is no assurance that the determinations made by Lakehead will not be successfully challenged by the IRS and that the deductions attributable to them will not be disallowed or reduced. If the IRS requires a different basis adjustment to be made, and if, in the general partner's opinion, the expense of compliance exceeds the benefit of the election, the general partner may seek permission from the IRS to revoke the Section 754 election for Lakehead. If such permission is granted, a purchaser of units subsequent to such revocation probably will incur increased tax liability.

  ALTERNATIVE MINIMUM TAX

     Each unitholder will be required to take into account his distributive share of items of Lakehead's income, gain or loss for purposes of the alternative minimum tax. A portion of Lakehead's depreciation deductions may be treated as an item of tax preference for this purpose.

     A unitholder's alternative minimum taxable income derived from Lakehead may be higher than his share of Lakehead's net income because Lakehead may use accelerated methods of depreciation for purposes of computing federal taxable income or loss. Prospective unitholders should consult with their tax advisors as to the impact of an investment in Class A Units on their liability for the alternative minimum tax.

  VALUATION OF LAKEHEAD PROPERTY AND BASIS OF PROPERTIES

     The federal income tax consequences of the acquisition, ownership and disposition of units will depend in part on estimates by the general partner of the relative fair market values, and determinations of the initial tax bases of the assets of Lakehead. Although the general partner may from time to time consult with professional appraisers with respect to valuation matters, many of the relative fair market value estimates will be made solely by the general partner. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss, deductions or credits previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years.

  TREATMENT OF UNITS LOANED TO COVER SHORT SALES

     A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having transferred beneficial ownership of such units. If so, he would no longer be a partner with respect to those units during the period of such loan. As a result, during such period, any income, gain, deductions, losses or credits of Lakehead with respect to those units would appear not to be reportable by such unitholder, any cash distributions received by the unitholder with respect to those units would be fully taxable and all of such distributions would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners should modify their brokerage account agreements, if any, to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests.

     Other provisions of the Code affect the taxation of certain financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest (in other words, one in which gain would be recognized if it were sold, assigned or otherwise terminated at its fair market value) if the taxpayer or related persons enter into a short sale, an offsetting notional principal contract, or a futures or forward contract with respect to the partnership interest or substantially identical property. Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold such position if the taxpayer or a related party then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

DISPOSITION OF CLASS A UNITS

  RECOGNITION OF GAIN OR LOSS

     Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of Lakehead's nonrecourse liabilities. Since the amount realized includes a unitholder's share of Lakehead's nonrecourse liabilities, the gain recognized on the sale of units may result in a tax liability in excess of any cash received from such sale.

     Prior distributions by Lakehead in excess of cumulative net taxable income in respect of a Class A Unit that decreased a unitholder's tax basis in such Class A Unit will, in effect, become taxable income if the Class A Unit is sold at a price greater than the unitholder's tax basis in such unit, even if the price is less than his original cost.

     Gain or loss recognized by a unitholder (other than a "dealer" in units) on the sale or exchange of a unit will generally be taxable as capital gain or loss and gain on sale or exchange of a unit held for more than twelve months will generally be subject to a maximum rate of 20%. A substantial portion of this gain or loss, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" owned by Lakehead. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the unit and may be recognized even if there is a net taxable capital loss realized on the sale of the unit. Thus a unitholder may recognize both ordinary income and a capital loss upon disposition of units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of a corporation.

     The IRS has ruled that a partner acquiring interests in a partnership in separate transactions at different prices must maintain an aggregate adjusted tax basis in a single partnership interest and that, upon sale or other disposition of some of the interests, a portion of such aggregate tax basis must be allocated to the interests sold on the basis of some equitable apportionment method. The ruling is unclear as to how the holding period is affected by this aggregation concept. If this ruling is applicable to the holders of Class A Units, the aggregation of tax bases of a holder of Class A Units effectively prohibits him from choosing among Class A Units with varying amounts of unrealized gain or loss as would be possible in a stock transaction. Thus, the ruling may result in an acceleration of gain or deferral of loss on a sale of a portion of a unitholder's Class A Units. It is not clear whether the ruling applies to publicly traded partnerships, such as Lakehead, the interests in which are evidenced by separate interests, and accordingly, Counsel does not opine as to the effect such ruling will have on the unitholders. A unitholder considering the purchase of additional units or a sale of units purchased at differing prices should consult his tax advisor as to the possible consequences of that ruling.

  ALLOCATIONS BETWEEN TRANSFERORS AND TRANSFEREES

     In general, Lakehead's taxable income and losses will be determined annually and will be prorated on a monthly basis and subsequently apportioned among the unitholders in proportion to the number of units owned by them as of the opening of the first business day of the month to which they relate. However, gain or loss realized on a sale or other disposition of Lakehead's assets other than in the ordinary course of business will be allocated among the unitholders as of the opening of the NYSE on the first business day of the month in which such gain or loss is recognized. As a result of this monthly allocation, a unitholder transferring units in the open market may be allocated income, gain, loss, or deduction and credit accrued after the transfer.

     The use of the monthly conventions discussed above may not be permitted by existing Treasury Regulations and accordingly, Counsel does not opine on the validity of the method of allocating income and deductions between the transferors and the transferees of Class A Units. If a monthly convention is not allowed by the Treasury Regulations (or only applies to transfers of less than all of the unitholder's interest), taxable income or losses of Lakehead might be reallocated among the unitholders. The general partner is authorized to revise Lakehead's method of allocation between the transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted by Treasury Regulations.

     A unitholder who owns units at any time during a quarter and who disposes of such units prior to the record date set for a distribution with respect to such quarter will be allocated items of Lakehead's income and gain attributable to such quarter during which such units were owned, but will not be entitled to receive such cash distribution.

  NOTIFICATION REQUIREMENTS

     A unitholder who sells or exchanges units is required to notify Lakehead in writing of such sale or exchange within 30 days of the sale or exchange and in any event no later than January 15 of the year following the calendar year in which the sale or exchange occurred. Lakehead is required to notify the IRS of such transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects such sale through a broker. Additionally, a transferor and a transferee of a unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, which set forth the amount of the consideration received for such unit that is allocated to goodwill or going concern value of Lakehead. Failure to satisfy such reporting obligations may lead to the imposition of substantial penalties.

  CONSTRUCTIVE TERMINATION

     Lakehead and the Operating Partnership will be considered to have been terminated if there is a sale or exchange of 50% or more of the total interests in Lakehead capital and profits within a 12-month period. A termination of Lakehead will cause a termination of the Operating Partnership. A termination of Lakehead will result in the closing of Lakehead's taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of Lakehead's taxable year may result in more than 12 months' taxable income or loss of Lakehead being includable in his taxable income for the year of termination. New tax elections required to be made by Lakehead, including a new election under Section 754 of the Code, must be made subsequent to a termination, and a termination could result in a deferral of Lakehead deductions for depreciation. A termination could also result in penalties if Lakehead were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject Lakehead to, any tax legislation enacted prior to the termination.

ENTITY-LEVEL COLLECTIONS

     If Lakehead is required or elects under applicable law to pay any federal, state or local income tax on behalf of any unitholder or former unitholder, the general partner is authorized to pay such taxes from Lakehead funds. Such payments, if made, will be deemed current distributions of cash to the unitholders and the general partner. The general partner is authorized to amend the Partnership Agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust subsequent distributions so that after giving effect to such deemed distributions, the priority and characterization of distributions otherwise applicable under the Partnership Agreement is maintained as nearly as is practicable. Payments by Lakehead as described above could give rise to an overpayment of tax on behalf of an individual unitholder, in which event the unitholder could file a claim for credit or refund.

UNIFORMITY OF CLASS A UNITS

     Since Lakehead cannot match transferors and transferees of Class A Units, uniformity of the economic and tax characteristics of the Class A Units to a purchaser of such Class A Units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6), Proposed Treasury Regulation Section 1.743-1(j)(4)(i)(B)(1) and Proposed Treasury Regulation Section 1.197-2(g)(3). Any such non-uniformity could have a negative impact on the value of a unitholder's interest in Lakehead.

     Lakehead intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property or Adjusted Property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation method and useful life applied to the Common Basis of such property, or treat that portion as non-amortizable to the extent attributable to property the Common Basis of which is not amortizable, despite its inconsistency with Treasury Regulation Section 1.167(c)-1(a)(6), Proposed Treasury Regulation Section 1.743-1(j)(4)(i)(B)(1) and Proposed Treasury Regulation Section 1.197-2(g)(3). See "-- Tax Treatment of Operations -- Section 754 Election" above. If Lakehead determines that such position cannot reasonably be taken, Lakehead may adopt a depreciation convention under which all purchasers acquiring Class A Units in the same month would receive depreciation and amortization deductions, whether attributable to Common Basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in Lakehead's property. If such an aggregate approach is adopted, annual depreciation and amortization deductions might be lower than would otherwise be allowable to certain unitholders and risk the loss of depreciation and amortization deductions not taken in the year that such deductions are otherwise allowable. Such convention will not be adopted if Lakehead determines that the loss of such depreciation and amortization deductions will have a material adverse effect on the unitholders. If Lakehead chooses not to utilize this aggregate method, Lakehead may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any Class A Units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If such a challenge were to be sustained, the uniformity of Class A Units may be affected, and gain from the sale of units might be increased without the benefit of additional deductions.

     Because of the Special Allocation of gross income to the Class A Units, the capital accounts underlying the Class A Units will likely differ, perhaps materially, from the capital accounts underlying the Class B Units. The Partnership Agreement contains a method by which the general partner may cause the capital accounts underlying the Class A Units to equal the capital accounts underlying the Class B Units. The general partner must be reasonably assured, based on advice of counsel, that the Class B Units and the Class A Units share the same intrinsic economic and federal income tax characteristics, in all material respects, before the Class A Units and the Class B Units will be treated as one class of units.

TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER INVESTORS

     Ownership of units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences.

     Employee benefit plans and most other organizations exempt from federal income tax (including individual retirement accounts and other retirement plans) are subject to federal income tax on unrelated business taxable income. Virtually all of the taxable income derived by such an organization from the ownership of a unit will be unrelated business taxable income and thus will be taxable to such a unitholder.

     A regulated investment company or mutual fund is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of Lakehead's gross income will qualify as such income.

     Nonresident aliens and foreign corporations, trusts or estates that acquire units will be considered to be engaged in business in the United States on account of ownership of units and will be required to file federal tax returns in respect of their distributive shares of Lakehead's income, gain, loss, deduction or credit and pay federal income tax at regular rates on such income. Under rules applicable to publicly traded partnerships, Lakehead will withhold (currently at the rate of 39.6%) on actual cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to the Transfer Agent of Lakehead on a Form W-8 in order to obtain credit for the taxes withheld. Subsequent adoption of Treasury Regulations or the issuance of other administrative pronouncements may require Lakehead to change these procedures.

     Because a foreign corporation that owns units will be treated as engaged in a United States trade or business, such a unitholder may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of Lakehead's earnings and profits (as adjusted for changes in the foreign corporation's "U.S. net equity") that are effectively connected with the conduct of a United States trade or business. Such a tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate unitholder is a "qualified resident." In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Code.

     Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the disposition of such unit to the extent that such gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed upon the disposition of a unit if that foreign unitholder has held less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the disposition.

ADMINISTRATIVE MATTERS

  LAKEHEAD INFORMATION RETURNS AND AUDIT PROCEDURES

     Lakehead intends to furnish each unitholder, within 90 days after the close of each calendar year, certain tax information, including a Schedule K-1, that sets forth each unitholder's allocable share of Lakehead's income, gain, loss, deduction and credit for the preceding taxable year of Lakehead. If Lakehead elects large partnership treatment under the Code, this tax information will be provided to unitholders by March 15th for the preceding taxable year of Lakehead as required. In preparing this information, which will generally not be reviewed by Counsel, the general partner will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the respective unitholder's allocable share of income, gain, loss, deduction and credits. See "Allocation of Lakehead Income, Gain, Loss and Deduction," "Tax Treatment of Operations -- Initial Tax Basis, Depreciation and Amortization" and "Section 754 Election" and "Disposition of Class A
Units -- Allocations Between Transferors and Transferees." There is no assurance that any such conventions will yield a result that conforms to the requirements of the Code, regulations or administrative interpretations of the IRS. The general partner cannot assure prospective unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the units.

     The federal income tax information returns filed by Lakehead may be audited by the IRS. Adjustments resulting from such audit may require each unitholder to file an amended tax return, and possibly may result in an audit of the unitholder's return. If Lakehead elects large partnership treatment, partnership adjustments would not result in unitholders having to file amended returns. Instead, these adjustments generally would flow through to the unitholders for the year in which the adjustment takes effect. Thus, the current year unitholders' share of current year partnership items of income, gains, losses, deductions or credits would be adjusted to reflect partnership audit adjustments that take effect in that year. In addition, in lieu of flowing adjustments through to its unitholders, Lakehead may elect to pay an imputed underpayment. In either case, unitholders could bear significant economic burdens associated with tax adjustments relating to periods predating their acquisition of units. Any audit of a unitholder's return could result in adjustments of not only Lakehead but also non-partnership items.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, deduction and credit is determined at the partnership level in a unified partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. The Partnership Agreement appoints the general partner as the Tax Matters Partner.

     The Tax Matters Partner will make certain elections on behalf of Lakehead and unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to Lakehead items. The Tax Matters Partner may bind any unitholder with less than a 1% profits interest in Lakehead to a settlement with the IRS unless the unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (to which all the unitholders are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any unitholder having at least 1% interest in the profits of Lakehead and by unitholders having, in the aggregate, at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

     A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on Lakehead's return to avoid the requirement that all items be treated consistently on both returns. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties. Under the Code, partners in a partnership electing to be treated as a large partnership would be required to treat all partnership items in a manner consistent with the partnership return.

     If Lakehead elects to be treated as a large partnership, each partner would take into account separately his share of the following items, determined at the partnership level: (i) taxable income or loss from passive loss limitation activities; (ii) taxable income or loss from other activities (such as portfolio income or loss); (iii) net capital gains (or net capital loss) to the extent allocable to passive loss limitation activities and other activities; (iv) a net alternative minimum tax adjustment separately computed for passive loss limitation activities and other activities; (v) general credits; (vi) low-income housing credit; (vii) rehabilitation credit;
(viii) tax-exempt interest; (ix) for certain partnerships, foreign taxes paid and foreign source partnership items; and (x) any other items designated by the IRS to be separately treated.

     A number of other changes to the tax compliance and administrative rules relating to partnerships that elect large partnership treatment have been made. As stated above, one provision would require that each partner in an electing large partnership take into account his share of any adjustments to partnership items in the year such adjustments are made. Under current law, adjustments relating to partnership items for a previous taxable year are taken into account by those persons who were partners in the previous taxable year. Alternatively, a partnership could elect to or, in some circumstances, could be required to, pay directly the tax resulting from any such adjustments. In either case, therefore, unitholders could bear significant economic burdens associated with tax adjustments relating to periods predating their acquisition of units. It is unlikely that Lakehead will elect to have these provisions apply because of the cost of their application.

  NOMINEE REPORTING

     Persons who hold an interest in Lakehead as a nominee for another person are required to furnish to Lakehead: (i) the name, address and taxpayer identification number of the beneficial owners and the nominee; (ii) whether the beneficial owner is (a) a person that is not a United States person, (b) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or (c) a tax-exempt entity; (iii) the amount and description of the Units held, acquired or transferred for the beneficial owners; and (iv) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers and acquisition cost for purchases, as well as the amount of the net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are a United States person and certain information on Lakehead units they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report such information to Lakehead. The nominee is required to supply the beneficial owner of the units with the information furnished to Lakehead.

  REGISTRATION AS A TAX SHELTER

     The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that Lakehead will not be subject to the registration requirement on the basis that it will not constitute a tax shelter. However, the general partner, as principal organizer of Lakehead, has registered Lakehead as a tax shelter with the IRS in the absence of assurance that Lakehead will not be subject to tax shelter registration and in light of the substantial penalties that might be imposed if registration is required and not undertaken. The IRS has issued the following shelter registration number to Lakehead: 92008000124. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN LAKEHEAD OR THE CLAIMED TAX BENEFITS HAVE

BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. Lakehead must furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish such registration number to the transferee is $100 for each such failure. The unitholders must disclose the tax shelter registration number of Lakehead on Form 8271 to be attached to the tax return on which any deduction, loss, credit or other benefit generated by Lakehead is claimed or income of Lakehead is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for such failure, will be subject to a $250 penalty for each such failure. Any penalties discussed herein are not deductible for federal income tax purposes.

  ACCURACY -- RELATED PENALTIES

     An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more of certain listed causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for such portion and that the taxpayer acted in good faith with respect to such portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return with respect to which there is, or was, "substantial authority" or as to which there is reasonable basis and the pertinent facts are disclosed on the return. Certain more stringent rules apply to "tax shelters," a term that does not appear to include Lakehead. If any Lakehead item of income, gain, loss, deduction or credit included in the distributive shares of the unitholders might result in such an "understatement" of income for which no "substantial authority" exists, Lakehead must disclose the pertinent facts on its return. In addition, Lakehead will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

OTHER TAX CONSIDERATIONS

     Prospective investors should consider state and local tax consequences of an investment in Lakehead. Lakehead anticipates owning property or doing business in Illinois, Indiana, Michigan, Minnesota, New York, North Dakota and Wisconsin. The unitholder will likely be required to file state income tax returns and/or to pay such taxes in such states and may be subject to penalties for failure to comply with such requirements. Some of the states may require that a partnership withhold a percentage of income from amounts that are to be distributed to a partner that is not a resident of the state. The amounts withheld, which may be greater or less than a particular partner's income tax liability to the state, generally do not relieve the non-resident partner from the obligation to file a state income tax return. In addition, an obligation to file tax returns or to pay taxes may arise in other states.

     It is the responsibility of each prospective unitholder to investigate the legal and tax consequences, under the laws of pertinent states or localities, of his investment in Lakehead. Further, it is the responsibility of each unitholder to file all state and local, as well as federal, tax returns that may be required of such unitholder. Counsel has not rendered an opinion on the state and local tax consequences of an investment in Lakehead.

                INVESTMENT IN LAKEHEAD BY EMPLOYEE BENEFIT PLANS

     An investment in Lakehead by an employee benefit plan is subject to certain additional considerations because persons with discretionary control of assets of such plans (a "fiduciary") are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and transactions are subject to restrictions imposed by Section 4975 of the Code. As used herein, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, Simplified Employee Pension Plans, and tax deferred annuities or Individual Retirement Accounts ("IRAs") established or maintained by an employer or employee organization. Among other things, consideration should be given to
(i) whether such investment is prudent under Section 404(a)(1)(B) of ERISA, (ii) whether in making such investment such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA, and (iii) whether such investment will result in recognition of unrelated business taxable income by such plan. See "Tax Considerations -- Tax-Exempt Organizations and Certain Other Investors." Fiduciaries should determine whether an investment in Lakehead is authorized by the appropriate governing instrument and is an appropriate investment for such plan.

     In addition, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in Lakehead, be deemed to own an undivided interest in the assets of Lakehead, with the result that the general partner would also be a fiduciary of such plan and Lakehead would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

     Section 406 of ERISA and Section 4975 of the Code (which also applies to IRAs that are not considered part of an employee benefit plan; i.e., IRAs established or maintained by individuals rather than an employer or employee organization) prohibit an employee benefit plan from engaging in certain transactions involving "plan assets" with parties who are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to the plan. Under Department of Labor regulations the assets of an entity in which employee benefit plans acquire equity interests would not be deemed "plan assets" if, among other things, (i) the equity interests acquired by employee benefit plans are publicly offered securities -- i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the federal securities law, (ii) the entity is an "operating company" -- i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital, or (iii) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA (such as government plans). Lakehead's assets are not expected to be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (i) above, and may also satisfy the requirements in (ii) and (iii).

                              PLAN OF DISTRIBUTION

     We may sell the Class A Units to one or more underwriters for public offering and sale, or we may sell the Class A Units to investors directly or through agents. Any underwriter or agent involved in the offer and sale of the Class A Units will be named in the applicable prospectus supplement.

     Underwriters may offer and sell the Class A Units at fixed prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We also may authorize underwriters acting as our agents to offer and sell the Class A Units upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of Class A Units, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Class A Units for whom they may act as agent. Underwriters may sell the Class A Units to or through dealers. Dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the Class A Units, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the Class A Units may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Class A Units may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against the contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If a prospectus supplement so indicates, we will authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase the Class A Units to which such prospectus supplement relates, providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the minimum amount that may be purchased by any such institutional investor or on the number of the Class A Units that may be sold pursuant to such arrangements. Institutional investors include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as we may approve. The obligations of the purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except that (i) the purchase by an institution of the Class A Units shall not be prohibited under the applicable laws of any jurisdiction in the United States and (ii) if the Class A Units are being sold to underwriters, we shall have sold to such underwriters the total number of such Class A Units less the number thereof covered by such arrangements. Underwriters will not have any responsibility in respect of the validity of such arrangements or our performance or such institutional investors thereunder.

     If a prospectus supplement so indicates, the underwriters engaged in an offering of Class A Units may engage in transactions that stabilize, maintain or otherwise affect the market price of the Class A Units at levels above those that might otherwise prevail in the open market. Specifically, the underwriters may over-allot in connection with the offering creating a short position in the Class A Units for their own account. For the purposes of covering a syndicate short position or pegging, fixing or maintaining the price of the Class A Units, the underwriters may place bids for the Class A Units or effect purchases of the Class A Units in the open market. A syndicate short position may also be covered by exercise of an over-allotment option, if one is granted to the underwriters. Finally, the underwriters may impose a penalty bid on certain underwriters and dealers. This means that the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing Class A Units in transactions to cover syndicate short positions, in stabilization transactions or otherwise. The underwriters will not be required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

                           VALIDITY OF CLASS A UNITS

     The validity of the Class A Units is being passed upon by Andrews & Kurth L.L.P., as counsel for Lakehead. If the Class A Units are being distributed in an underwritten offering, certain legal matters will be passed upon for the Underwriters by counsel identified in the related prospectus supplement.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Lakehead Pipe Line Partners, L.P. for the year ended December 31, 1997, as amended, and the audited balance sheet of Lakehead Pipe Line Company, Inc. as of December 31, 1997 and 1996, incorporated in this prospectus by reference to the Current Report on Form 8-K of Lakehead Pipe Line Partners, L.P. dated July 21, 1998, as amended, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                   2,350,000

                               LAKEHEAD PIPE LINE
                                 PARTNERS, L.P.

                              Class A Common Units

                           -------------------------

                             PROSPECTUS SUPPLEMENT
                                 APRIL   , 1999

                 (INCLUDING PROSPECTUS DATED NOVEMBER 25, 1998)

                           -------------------------

                              SALOMON SMITH BARNEY

                              GOLDMAN, SACHS & CO.

                            PAINEWEBBER INCORPORATED